Fresh Medical Laboratories, Inc.

757 East South Temple, Suite 150

Salt Lake City, Utah 84102

April 6, 2012

United States

Securities and Exchange Commission

Division of Corporation Finance

Attn:

Amanda Ravitz, Assistant Director

Praveen Kartholy, Staff Accountant

Gary Todd, Reviewing Accountant

Tom Jones

Washington, D.C. 20549

Re:

Fresh Medical Laboratories, Inc.

Registration Statement on Form 10

Filed February 10, 2012

File No. 000-54600

Dear Ms. Ravitz and Staff:

We are in receipt of your letter dated March 8, 2012, requesting a response to our comments.  We have provided the below responses respectively:

1.

Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding.  You could then refile when you are prepared to resolve the comments.  Please tell us whether you intend to file a request for withdrawal before the automatic effectiveness date of this registration statement if comments remain outstanding.

RESPONSE: We do not plan on filing a request of withdrawal before the automatic effectiveness date of this registration statement if comments remain outstanding. We plan to address all comments received in a timely manner. We plan to file all reports due after April 10, 2012 (the sixtieth day following the initial filing), the first of which will be the Form 10-Q for the period ending March 31, 2012.

Item 1.  Business, page 2

2.

Since you do not appear to have sold any products, please revise throughout to remove claims about you and the characteristics of your product or its benefits, or revise to indicate that they represent management’s belief.  Examples include the disclosure on page 3 about the “first accurate and reliable bioconductance measurement method” and “superior discrimination” and the disclosure on page 6 that thoracic surgeons and radiologists may benefit.

RESPONSE:  We have revised the document universally to reflect your comment.

3.

Please define or remove technical terms, such as “transthoracic bioconductance,” “diaphoretic electrodes,” “non-calcified solitary pulmonary nodules,” and “adjunctive diagnostic.”  In addition, explain what you mean by a “well-controlled proof of concept trial.”

RESPONSE:  We have revised the document universally to reflect your comment.

4.

Please provide us copies of the sources of all third-party data included in the filing.  Please mark the materials so that they are keyed to the disclosure.  For factual industry claims which currently do not have a source, please provide one.  For sources which are several years old, tell us why you cannot provide more current data.

RESPONSE:  We have reviewed the third-party sources, added sources for factual industry claims, and updated the old sources to the latest available sources where generally available.

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

Corporate Background, page 2

5.

Please revise to describe the steps you need to take and the capital and timelines necessary to generate revenue from your planned business.

RESPONSE:  The filing has been updated accordingly to include this disclosure.

Research and Clinical Trials, page 4

6.

Please clearly explain your “relationships with sites” and “close links with centers” mentioned in the first bullet point and your “’research relationship” mentioned in the last bullet point in this section.

RESPONSE:  “Relationship with sites” means that the Company has or plans to enter into clinical trial agreements for the purpose of conducting Company sponsored clinical research.  These relationships are with physician investigators at hospitals where Freshmedx has, or will, complete clinical trials. Freshmedx is currently in discussion with other centers in the U.S. and international markets to investigate interest in conducting Company sponsored research within their organization.

The “ongoing research relationship” and refers to the Chinese Hospital PLA-301 based in Beijing, China.  The Company has secured local regulatory approval by the hospital’s institutional review board to conduct a clinical trial of the Freshmedx CB test in patients seeking lung cancer diagnosis. We have included these definitions on pages 6–7 of the Registration Statement.

Patents, page 7

7.

Please expand the disclosure in the schedule on page 8 to state when the patents expire.  Also, clarify the references in the schedule to “AU,” “ORD,”  “CON,” “DIV” and “ALLOWED.”

RESPONSE:  The references in the schedule have been disclosed in the updated filing.  Further, patent number 8,121,677, issued February 21, 2012, shortly following the filing of the initial Form 10 has also been included in schedule.

8.

Please tell us whether any of the patents mentioned in the schedule are patents of BioMeridian Corporation mentioned on page 8.

RESPONSE:  The following patents are patents of BioMeridian Corporation:

•

7,536,220

•

7,542,796

•

7,937,139

Moreover, pursuant to a license agreement the Company entered into on January 23, 2012, the Company intends to purchase and BioMeridian Corporation intends to sell certain intellectual property, including the patents listed above.  All of this has been disclosed in the updated filing on page 11.

License Agreements, page 8

9.

We note the disclosure in Note 8 on page F-25 that your license agreement is with “certain stockholders.”  Please clarify whether the “certain stockholders” are stockholders of your company and, if applicable, identify the stockholders and quantify their ownership.  Also, tell us why you did not file as exhibits the license agreements and letter of intent mentioned on page 11.

RESPONSE:  The “certain stockholders” listed under Note 8 was BioMeridian Coporation.  Note 8 has been updated accordingly to remove the reference to “certain stockholders” and replace it with BioMeridian Corporation.  Further, the license agreement and letter of intent have been filed as exhibits in connection with the amended filing.

10.

Please expand the disclosure in this section to discuss the material terms of the license agreement, such as the graduated schedule and royalty payments based on the percentage of the aggregate worldwide sales mentioned in the fourth sentence of this section.  In addition, please clarify what part of your product the technology you license addresses.

RESPONSE:  Thank you for your comment, the filing has been updated accordingly.

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

11.

Please expand the disclosure in this section to discuss the development costs incurred as of the most recent practicable date.  We note the disclosure in the fifth sentence of this section about the remaining minimum development costs required per the licensing agreement is $2,500,000 as of December 31, 2010.

RESPONSE:  The development costs have been updated as of December 31, 2011.

Government Regulations, page 8

12.

Please significantly expand the disclosure in this section to discuss in detail the material government regulations that are applicable to your business, including standard processing times for approval to test and market your products.  In addition, provide an anticipated timeline for your 510(k) De Novo submission to the FDA and other anticipated actions by you before regulatory bodies.

RESPONSE:  The corresponding filing has been updated to include these disclosures. Please see pages 12–13.

Manufacturing, page 9

13.

Please disclose the material terms of your agreements with your contract manufacturers.  Also, file as exhibits the agreements with your manufacturers, if material.

RESPONSE:  The Company has interviewed, performed site visits, and qualified the multiple redundant contract manufacturers required to produce its products.  However, as of March 15, 2012, the Company has no contractual obligations with such contract manufacturers for the manufacturing of its products.  Thus, there are no material contracts to file pertaining to this.  The corresponding section of the filing has been updated to reference these disclosures.

Distribution, page 10

14.

Please disclose the status of your market development regarding partners in international markets.  We note your July 12, 2010 and June 10, 2011 press releases on your website that you entered into agreements with companies in Japan and Mexico, respectively.

RESPONSE:  This disclosure has been added to the filing.  The Japanese Joint Venture Agreement dated June 10, 2011, has been terminated due to the partner’s inability to move forward because of Japan’s earthquake and natural disaster that occurred in 2011.

15.

Please revise the disclosure in the last paragraph of this section to clarify your plans.

RESPONSE:  The disclosure has been revised accordingly.

Results of Operations, page 11

16.

Please briefly describe the government grant income of approximately $250,000 in 2009 and 2010, such as whether the grant was limited to $250,000 and why you received the grant.

RESPONSE:  The Company received a reimbursement grant from the IRS under Section 48D of the Internal Revenue Code based on qualified investments in a qualifying therapeutic discovery project. The grant was limited to 50% of the qualified investment. The IRS certified the Company qualified investment of $488,959 in 2010. The Company recognized $244,479 of grant income in 2010 for the IRS grant.  We have revised the Form 10 to specifically address this issue. Please see page 15.

17.

Please briefly disclose why license revenue declined from 2010 to 2011, such as whether the license was only for one year or whether the license was terminated.

RESPONSE:  The Company entered into a license agreement with a third party in 2010 for the future sale of its technology in Central and South America. Under the license agreement, the third party was required to pay a non-refundable deposit of $100,000 and meet certain performance obligations. The third party failed to meet these performance obligations and the agreement was terminated. The Company recognized $100,000 of license revenue under the terms of the license. The parties are in negotiations to form a new license agreement.  We have revised the Form 10 to specifically address this issue. Please see page 16.

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

Liquidity and Capital Resources, page 12

18.

We note your disclosure that there is substantial doubt regarding your ability to continue as a going concern and your disclosure that you anticipate incurring significant expenditures in 2012 in pursuit of your business plan.  Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months.  For further guidance, refer to Section IV.A. of Securities Act Release 33-8350 “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

RESPONSE:  The filing has been updated to include this disclosure.

19.

As a related matter, please also address how you intend on satisfying the cash requirements of your planned purchase of the BioMeridian patents and trade secrets.

RESPONSE:  The filing has been updated to include this disclosure.

20.

Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

RESPONSE:  We have updated the registration statement to include this information.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 12

21.

Please ensure that your table includes share that the holder has the right to acquire within 60 days.  We note in this regard that you have outstanding warrants which may be exercisable within 60 days.

RESPONSE:  The table has been updated to include outstanding warrants that are exercisable within the next 60 days.

Item 5.  Directors and Executive Officers, page 13

22.

Please revise the description of each person’s business experience to avoid qualitative or marketing language, such as that an officer “grew profitable revenue to $30 million” or “has made substantial contributions to advancements in breast, esophageal and lung cancer.”  Also, provide specific positions and duties for 5 years.

RESPONSE:  Thank you for your comment.  The filing has been updated to remove qualitative and marketing language, and specific positions and duties for the past five years have been included. Please see pages 18–19.

23.

Please briefly disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Eror, Raybould, Tulane and Fresh and Dr. Adams should serve as directors.

RESPONSE:  This disclosure has been made in the Registration Statement.

Item 6.  Executive Compensation, page 15

24.

Please provide compensation tables in the format required by Item 402 of Regulation S-K.

RESPONSE:  We have updated the table according to the format required by Item 402 of Regulation S-K. Please see pages 19–20.

25.

Please tell us, with a view to disclosure, why the salaries for the year ended December 31, 2011 of Messrs. Eror and Garff mentioned in the table on page 15 differ from their salaries mentioned on page 2 of exhibits 10.2 and 10.3 respectively.

RESPONSE:  The table has been updated to reflect the salaries, and should now be consistent with the exhibits. Please see page 19–20.

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

Compensation Table for Directors, page 16

26.

Please tell us where you disclosed in the table on page 16 the compensation to a director mentioned in the second paragraph on page F-11.

RESPONSE:  The Company made two issuances of 100,000 shares of the Company’s common stock at $0.30 per share to director Robert Raybould.  This information is reflected in the table as the $60,000 he has earned in stock awards.  We included a footnote to the table for clarification.

Certain Relationships and Related Transactions, and Director Independence, page 16

27.

Please update the disclosure in this section.  We note the disclosure throughout this section of accrued interest and notes payable as of December 31, 2010.

RESPONSE:  We have revised the Form 10 to specifically update the disclosures in this section through the latest balance sheet date.

28.

Please expand the disclosure to disclose the material terms of the agreements and identify the parties and to file the agreements.

RESPONSE:  This disclosure has been made, and the agreements have been filed with the amended Form 10.

Item 10.  Recent Sales of Unregistered Securities, page 18

29.

We note the issuances of shares as compensation for services mentioned in this section. However, you have disclosed other issuances on page F-16 that are not mentioned in this section and issuances since December 31, 2010. Please revise the disclosure in this section to include all the information required by Item 701 of Regulation S-K.

RESPONSE:  Thank you for your comment.  We have updated this section in the corresponding filing to include this disclosure.

Item 13.  Financial Statements and Supplementary Data, page F-1

30.

Please update the financial statements when required by Article 8 of Regulation S- X.

RESPONSE:  We have revised the Form 10 as required by Article 8 of Regulation S-X to specifically address this issue.  Please see the revised filing.

Item 15.  Financial Statements and Exhibits, page 29

31.

Please file as an exhibit the agreement with Headwaters BD, LLC mentioned in the last paragraph on page F-11.

RESPONSE:  This exhibit has been filed as part of the revised filing.

We believe the respective responses completely satisfy the comments set forth by your offices.  Notwithstanding, we invite further discussion and comment of this matter via telephone to my office at (801) 773 – 0729, fax at (801) 906 – 0333, or through the offices of our Corporate Counsel, Vincent & Rees, LC at (801) 303 – 5730.

Sincerely,

FRESH MEDICAL LABORATORIES, INC.

By:	/s/ Steven C. Eror
Name:	Steven C. Eror
Title:	Chief Executive Officer

cc (via e-mail):	David Rees, Esq.

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

Freshmedx Form 10 Sources Table of Contents

As of March 28, 2012

	Source	Section	Page
1	GLOBOCAN 2008, International Agency for Research on Cancer (IARC), http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 (last visited March 13, 2012).	Business Objective & Market Size	4, 10
2	Lung Cancer Foundation of America, http://www.lcfamerica.org/about_lcfa.html (last visited March 14, 2012).	Business Objective & Lung Cancer Overview	4
3	Jemal Ahmedin et al., Cancer Statistics 2010, 60 CANCER JOURNAL FOR CLINICIANS 5 (2010).	Business Objective	4
4	New England Journal of Medicine, 2006 Oct 26;355(17):1763–71.	Business Objective	4
5	Dr. Adams Aberle et al., National Lung Screening Trial Research Team; Reduced Lung-Cancer Mortalitiy with Low-Dose Computed Tomographic Screening, 365 N. ENGL. J. MED. 395–409 (2011).	Business Objective	4
6	American Lung Assoc., http://www.lung.org/lung-disease/lung-cancer/resources/facts-figures/lung-cancer-fact-sheet.html (last visited Mar. 28, 2012).	Business Opportunity & Market Size	5, 7
7	Tan W. Winston, MEDSCAPE, http://emedicine.medscape.com/article/279960-clinical (last visited Mar. 13, 2012).	Business Opportunity & Market Size	5, 7
8	Hlatky C. Ibarren et al., Incidental Pulmonary Nodules on Cardiac Computed Tomography: Prognosis and Use, 121 AM. J. MED. 989–96 (2008).	Business Opportunity & Market Size	5, 8
9	F. Meller et al., Radiologic and Nuclear Medicine Studies in the United States and Worldwide: Frequency, Radiation Dose, and Comparison with Other Radiation Sources -1950-2007, RADIOLOGY Vol. 253: Number 2 (2009).	Business Opportunity	5
10	Karl Grossman, Cancer - The Number One Killer -- And Its Environmental Causes, available at http://www.huffingtonpost.com/karl-grossman/cancer-the-number-one-kil_b_685089.html/?view=print (last visited March 14, 2012)	Lung Cancer Overview	4
11	American Cancer Society, http://www.cancer.org/Cancer/LungCancer-SmallCell/OverviewGuide/lung-cancer-small-cell-overview-key-statistics (last visited Mar. 29, 2012).	Lung Cancer Overview	4
12	Annals of Oncology, Volume 21, Issue suppl. 5 pp. v103-v115.	Lung Cancer Overview	4
13	CDC: Cigarette Smoking Among Adults US 2007 (2008), www.cdc.gov (last visited Feb. 9, 2012).	Market Size	7
14	E. Grogan et al., Thoracic Operations for Pulumonary Nodules are Frequently not Futile in Patients with Benign Disease, 16 JOURNAL OF THORACIC ONCOLOGY 10 (2011).	Market Size	8
15	E. Uwe et al., Video-Assisted Thoracoscopic Surgery for Pulmonary Nodules after Computed Tomography-Guided Marking with a Spiral Wire Ann., 79 THORAC. SURG. 313–316 (2005).	Market Size	8
16	T. Strand et al., Risk Factors for 30-Day Mortality After Resection of Lung Cancer and Prediction of Their Magnitude, 62 THORAX 991–997 (2007).	Market Size	8
17	Friedberg, Penn Medicine News, UNIVERSITY OF PENNSYLVANIA SCHOOL OF MEDICINE (2006), http://www.uphs.upenn.edu/news/news_releases/aug06/lungvacc_print.htm (last visited Feb. 10, 2011).	Market Size	9
18	D. J. Brenner & E.J. Hall, 357 N. ENGL. J. MED. 22 (2007).	Market Size	9
19	Effect on FDA Review Clock and Performance Assessment, available at http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm089735.htm (last visited March 12, 2012).	Government Regulations	12
20	Draft Guidance for Industry and Food and Drug Administration Staff – De Novo Classification Process (Evaluation of Automatic Class III Designation), http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm273902.htm (last visited March 12, 2012).	Government Regulations	12
21	R. Yung et al., Transcutaneous Computed Bioconductance Measurement in Lung Cancer: A Treatment Enabling Technology Useful for Adjunctive Risk Stratification in the Evaluation of Suspicious Pulmonary Lesions, 7 JOURNAL OF THORACIC ONCOLOGY 4 (2012).	Research and Clinical Trial Results	6

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

GLOBOCAN: Country Fast Stat Page 1 of 8

GLOBOCAN 2008

FAST STATS

Men
Women
Both sexes
Summary statistics

WORLD

Most frequent cancers: men

Lung
Prostate
Colorectum
Stomach
Liver
Oesophagus
Bladder
Non-Hodgkin lymphoma
Leukaemia
Lip, oral cavity
Kidney
Pancreas
Larynx
Brain, nervous system
Other pharynx
Incidence
Mortality
0
10
20
30
40
ASR (W) rate per 100,000

Cancer	Incidence Number	Incidence ASR (W)	Mortality Number	Mortality ASR (W)
Lip, oral cavity	170496	5.2	83109	2.6
Nasopharynx	57852	1.7	35984	1.1
Other pharynx	108588	3.4	76458	2.4
Oesophagus	326245	10.1	276007	8.5
Stomach	640031	19.7	463930	14.2
Colorectum	663904	20.3	320397	9.6
Liver	523432	16.0	478134	14.5
Gallbladder	58375	1.8	42949	1.3
Pancreas	144859	4.4	138377	4.2
Larynx	129651	4.1	70336	2.2
Lung	1092056	33.8	948993	29.2
Melanoma of skin	101807	3.1	25860	0.8
Prostate	899102	27.9	258133	7.4
Testis	52322	1.5	9874	0.3
Kidney	169155	5.2	72019	2.2
Bladder	294345	8.9	112308	3.3
Brain, nervous system	126815	3.8	97251	2.9
Thyroid	49211	1.5	11206	0.3
Hodgkin lymphoma	40265	1.2	18256	0.5
Non-Hodgkin lymphoma	199736	6.0	109484	3.3
Multiple myeloma	54923	1.7	37795	1.1
Leukaemia	195456	5.8	143555	4.3
All cancers excl. non-melanoma skin cancer	6617844	202.8	4219626	127.9

Incidence
1,092,056 (16.5%)
899,102 (13.6%)
663,904 (10.0%)
640,031 (9.7%)
1,783,537 (27.0%)
195,456 (3.0%)
199,736 (3.0%)
294,345 (4.4%)
326,245 (4.9%)
523,432 (7.9%)

http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 3/13/2012

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

GLOBOCAN: Country Fast Stat Page 2 of 8

Mortality
1,108,685 (26.3%)
143,555 (3.4%)
109,484 (2.6%)
112,308 (2.7%)
276,007 (6.5%)
478,134 (11.3%)
948,993 (22.5%)
258,133 (6.1%)
320,397 (7.6%)
463,930 (11.0%)
Lung
Prostate
Colorectum
Stomach
Liver
Oesophagus
Bladder
Non-Hodgkin lymphoma
Leukaemia
Other and unspecified

GLOBOCAN 2008 (IARC) *Section of Cancer Information (13/3/2012)*

http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 3/13/2012

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

GLOBOCAN: Country Fast Stat Page 3 of 8

GLOBOCAN 2008

FAST STATS

Men
Women
Both sexes
Summary statistics

WORLD

Most frequent cancers: women

Breast
Cervix uteri
Colorectum
Lung
Stomach
Corpus uteri
Ovary
Liver
Thyroid
Leukaemia
Non-Hodgkin lymphoma
Oesophagus
Pancreas
Brain, nervous system
Kidney
Incidence
Mortality
0
10
20
30
40
ASR (W) rate per 100,000

Cancer	Incidence		Mortality	
	Number	ASR (W)	Number	ASR (W)
Lip, oral cavity	92524	2.5	44545	1.2
Nasopharynx	26589	0.8	15625	0.4
Other pharynx	28034	0.8	19092	0.5
Oesophagus	155400	4.2	130526	3.4
Stomach	348571	9.1	273489	6.9
Colorectum	571204	14.6	288654	7.0
Liver	226312	6.0	217592	5.7
Gallbladder	86828	2.2	66638	1.7
Pancreas	133825	3.3	128292	3.1
Larynx	21026	0.6	11556	0.3
Lung	515999	13.5	427586	10.9
Melanoma of skin	97820	2.7	20512	0.5
Breast	1384155	38.9	458503	12.4
Cervix uteri	530232	15.2	275008	7.8
Corpus uteri	288387	8.2	73854	1.9
Ovary	224747	6.3	140163	3.8
Kidney	104363	2.8	44349	1.1
Bladder	88315	2.2	37974	0.9
Brain, nervous system	111098	3.1	77629	2.2
Thyroid	163968	4.7	24177	0.6
Hodgkin lymphoma	27654	0.8	11646	0.3
Non-Hodgkin lymphoma	156695	4.2	82115	2.1
Multiple myeloma	47903	1.2	34658	0.9
Leukaemia	154978	4.3	113606	3.1
All cancers excl. non-melanoma skin cancer	6044710	164.4	3345176	87.2

Incidence
1,384,155 (22.9%)
571,204 (9.4%)
530,232 (8.8%)
515,999 (8.5%)
1,791,135 (29.6%)
163,968 (2.7%)
224,747 (3.7%)
226,312 (3.7%)
288,387 (4.8%)
348,571 (5.8%)

http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 3/13/2012

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

GLOBOCAN: Country Fast Stat
Page 4 of 8

Mortality
458,503 (13.7%)
288,654 (8.6%)
275,008 (8.2%)
427,586 (12.8%)
273,489 (8.2%)
1,166,150 (34.9%)
24,177 (0.7%)
140,163 (4.2%)
217,592 (6.5%)
73,854 (2.2%)
Breast
Colorectum
Cervix uteri
Lung
Stomach
Corpus uteri
Liver
Ovary
Thyroid
Other and unspecified

GLOBOCAN 2008 (IARC) *Section of Cancer Information (13/3/2012)*

http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900
3/13/2012

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

GLOBOCAN: Country Fast Stat Page 5 of 8

GLOBOCAN 2008

FAST STATS

Men
Women
Both sexes
Summary statistics

WORLD

Most frequent cancers: both sexes

Breast
Prostate
Lung
Colorectum
Cervix uteri
Stomach
Liver
Corpus uteri
Oesophagus
Ovary
Bladder
Non-Hodgkin lymphoma
Leukaemia
Kidney
Pancreas
Incidence
Mortality
0
10
20
30
40
ASR (W) rate per 100,000

Cancer	Incidence Number	Incidence ASR (W)	Mortality Number	Mortality ASR (W)
Lip, oral cavity	263020	3.8	127654	1.9
Nasopharynx	84441	1.2	51609	0.8
Other pharynx	136622	2.0	95550	1.4
Oesophagus	481645	7.0	406533	5.8
Stomach	988602	14.0	737419	10.3
Colorectum	1235108	17.2	609051	8.2
Liver	749744	10.8	695726	9.9
Gallbladder	145203	2.0	109587	1.5
Pancreas	278684	3.9	266669	3.7
Larynx	150677	2.2	81892	1.2
Lung	1608055	22.9	1376579	19.3
Melanoma of skin	199627	2.8	46372	0.6
Breast	1384155	38.9	458503	12.4
Cervix uteri	530232	15.2	275008	7.8
Corpus uteri	288387	8.2	73854	1.9
Ovary	224747	6.3	140163	3.8
Prostate	899102	27.9	258133	7.4
Testis	52322	1.5	9874	0.3
Kidney	273518	4.0	116368	1.6
Bladder	382660	5.3	150282	2.0
Brain, nervous system	237913	3.5	174880	2.5
Thyroid	213179	3.1	35383	0.5
Hodgkin lymphoma	67919	1.0	29902	0.4
Non-Hodgkin lymphoma	356431	5.1	191599	2.7
Multiple myeloma	102826	1.4	72453	1.0
Leukaemia	350434	5.0	257161	3.6
All cancers excl. non-melanoma skin cancer	12662554	180.8	7564802	105.6

Incidence
1,608,055 (12.7%)
1,384,155 (10.9%)
1,235,108 (9.8%)
988,602 (7.8%)
899,102 (7.1%)
4,403,251 (34.8%)
382,660 (3.0%)
481,645 (3.8%)
530,232 (4.2%)
749,744 (5.9%)

http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 3/13/2012

Fresh Medical Laboratories, Inc.

Securities and Exchange Commission

April 6, 2012

GLOBOCAN: Country Fast Stat Page 6 of 8

Mortality
1,376,579 (18.2%)
458,503 (6.1%)
609,051 (8.1%)
737,419 (9.7%)
258,133 (3.4%)
2,597,568 (34.3%)
150,282 (2.0%)
406,533 (5.4%)
275,008 (3.6%)
695,726 (9.2%)
Lung
Breast
Colorectum
Stomach
Prostate
Liver
Cervix uteri
Oesophagus
Bladder
Other and unspecified

GLOBOCAN 2008 (IARC) *Section of Cancer Information (13/3/2012)*

http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 3/13/2012

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GLOBOCAN: Country Fast Stat Page 7 of 8

GLOBOCAN 2008

FAST STATS

Men
Women
Both sexes
Summary statistics

WORLD

Summary statistics

WORLD	Male	Female	Both sexes
Population (thousands)	3414566	3358715	6773281
Number of new cancer cases (thousands)	6617.8	6044.7	12662.6
Age-standardised rate (W)	202.8	164.4	180.8
Risk of getting cancer before age 75 (%)	21.1	16.5	18.6
Number of cancer deaths (thousands)	4219.6	3345.2	7564.8
Age-standardised rate (W)	127.9	87.2	105.6
Risk of dying from cancer before age 75 (%)	13.4	9.1	11.1
5 most frequent cancers			
	Lung	Breast	Lung
	Prostate	Colorectum	Breast
	Colorectum	Cervix uteri	Colorectum
	Stomach	Lung	Stomach
	Liver	Stomach	Prostate

Methods of estimation (summary)

Incidence:
Population weighted average of the country rates applied to the 2008 area population.

Mortality:
Population weighted average of the country rates applied to the 2008 area population.

Glossary

Age-standardised rate (W):
A rate is the number of new cases or deaths per 100 000 persons per year. An age-standardised rate is the rate that a population would have if it had a standard age structure. Standardization is necessary when comparing several populations that differ with respect to age because age has a powerful influence on the risk of cancer.

Risk of getting or dying from the disease before age 75 (%):
The probability or risk of individuals getting/dying from cancer. It is expressed as the number of new born children (out of 100) who would be expected to develop/die from cancer before the age of 75 if they had cancer rates (in the absence of other causes of death).

GLOBOCAN 2008 (IARC) *Section of Cancer Information (13/3/2012)*

IARC, 150 Cours Albert Thomas, 69372 Lyon CEDEX 08, France - Tel: +33 (0)4 72 73 84 85 - Fax: +33 (0)4 72 73 85 75

http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 3/13/2012

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© IARC 2010 - All Rights Reserved - Email: www@iarc.fr

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3/13/12 LCFA - Lung Cancer Foundation of America: Our Story

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Lung Cancer Foundation of America

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LUNG CANCER
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Lung cancer is the forgotten cancer. It is under funded, under researched, and under supported. It will kill more than 160,000 Americans this year. The Lung Cancer Foundation of America is desperately needed...

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"Never deprive someone of hope; it might be all they have."

H. Jackson Brown Jr.

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William W. Purkey

THE FACTS ABOUT LUNG CANCER

- Every 2 1/2 minutes someone in the United States is diagnosed with lung cancer and every 3 minutes someone in the United States will die from lung cancer.
- Lung cancer is the leading cause of cancer deaths in the United States accounting for 15% of all cancer incidence and 29% of all cancer deaths.
- In 2009 Lung Cancer will claim more lives than breast, prostate, colon, liver, kidney and melanoma cancers - COMBINED.
- In 2009 it is estimated that approximately 219,000 men and women will be diagnosed with lung cancer and that approximately 162,000 men and women will die of lung cancer.
- It is estimated that 60% of new lung cancer diagnoses will be in non-smokers - a combination of 45-50% former smokers (many who quit 10, 20, even 30 years prior to the onset of lung cancer) and approximately 15% of people who have never smoked.
- In 2009 it is projected lung cancer will kill three times as many men as prostate cancer and nearly twice as many women as breast cancer.
- One in 13 men and one in 16 women will develop lung cancer in their lifetime. This includes smokers and non-smokers. (American Cancer Society)
- In 1971, the National Cancer Act declared the War on Cancer. At that time, the overall 5-year survival for lung cancer was 13.6%. In 2008, the estimated 5-year survival rate for lung cancer will be 15%.
- There is currently no approved screening for early detection of lung cancer.
- The survival rate for lung cancer is 49% for cases detected when the disease is still localized; however, only 16% of lung cancers are diagnosed at this early stage.
- In 2007, the National Cancer Institute budgeted only 5% or $242.9 million of it's total $4.8 billion budget for lung cancer research. However out of the $242.9 million only 38% ($92.3 million) was spent on early detection, diagnosis, treatment and prognosis of lung cancer. The other 62% was spent on prevention, causes of lung cancer, biology, cancer control, survivorship and outcomes research.
- The Center for Disease Control and Prevention and the Department of Defense earmarked no money for lung cancer research in 2007.
- According to the NIH, the government funding for lung cancer research continues to drop, despite increases to the National Cancer Institute. In FY 2005 lung cancer research was funded at $289 million; in FY 2006 lung cancer was funded at 266 million; in FY 2007 research for lung cancer dropped again to 249 million. In FY 2008 FUNDING FOR LUNG CANCER RESEARCH DROPPED TO AN UNBELIEVABLE 169 MILLION!! This is a 42%

reduction in federal research funding for lung cancer research!!!

Statement of Need | The Need For Research Funding

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Cancer Statistics 2010

TABLE 13. Trends in 5-Year Relative Survival Rates* (%) by Race and Year of Diagnosis, United States, 1975-2005

	ALL RACES			WHITE			AFRICAN AMERICAN		
	1975 TO 1977	1984 TO 1986	1999 TO 2005	1975 TO 1977	1984 TO 1986	1999 TO 2005	1975 TO 1977	1984 TO 1986	1999 TO 2005
All sites	50	54	68†	51	55	69†	40	41	59†
Brain	24	29	36†	23	28	35†	27	32	41†
Breast (female)	75	79	90†	76	80	91†	62	65	79†
Colon	52	59	66†	52	60	67†	46	50	56†
Esophagus	5	10	19†	6	11	20†	3	8	13†
Hodgkin lymphoma	74	79	86†	74	80	87†	71	75	81†
Kidney	51	56	69†	51	56	69†	50	54	66†
Larynx	67	66	63†	67	68	66	59	53	50
Leukemia	35	42	54†	36	43	55†	34	34	46†
Liver & bile duct	4	6	14†	4	6	13†	2	5	10†
Lung & bronchus	13	13	16†	13	14	17†	12	11	13†
Melanoma of the skin	82	87	93†	82	87	93†	60‡	70§	78‡
Myeloma	26	29	37†	25	27	38†	31	32	36†
Non-Hodgkin lymphoma	48	53	69†	48	54	70†	49	48	60†
Oral cavity	53	55	63†	55	57	64†	36	36	46†
Ovary	37	40	46†	37	39	46†	43	41	37
Pancreas	3	3	6†	3	3	6†	2	5	5†
Prostate	69	76	100†	70	77	100†	61	66	98†
Rectum	49	57	69†	49	58	69†	45	46	61†
Stomach	16	18	27†	15	18	25†	16	20	26†
Testis	83	93	96†	83	93	97†	73‡#	87‡	87
Thyroid	93	94	97†	93	94	98†	91	90	96
Urinary bladder	74	78	82†	75	79	83†	51	61	68†
Uterine cervix	70	68	72†	71	70	73	65	58	65
Uterine corpus	88	84	84†	89	85	87†	61	58	62

*Survival rates are adjusted for normal life expectancy and are based on cases diagnosed in the SEER 9 areas from 1975-77, 1984-86, and 1999-2005 and followed through 2006.

†The difference in rates between 1975-1977 and 1999-2005 is statistically significant ($P < 0.05$).

‡The standard error of the survival rate is between 5 and 10 percentage points.

§The standard error of the survival rate is greater than 10 percentage points.

#Survival rate is for 1978-1980.

Source: Horner MJ, Ries LAG, Krapcho M, et al.[2]

TABLE 14. Ten Leading Causes of Death Among Children Ages 1 to 14, United States, 2007

RANK	CAUSE OF DEATH	NUMBER OF DEATHS	% OF TOTAL DEATHS	DEATH RATE*
	ALL CAUSES	**10,850**	**100.0**	**18.9**
1	Accidents (unintentional injuries)	3,782	34.9	6.6
2	Cancer	1,323	12.2	2.3
3	Congenital anomalies	920	8.5	1.6
4	Assault (homicide)	744	6.9	1.3
5	Heart diseases	414	3.8	0.7
6	Influenza & pneumonia	212	2.0	0.4
7	Intentional self-harm (suicide)	184	1.7	0.3
8	Chronic lower respiratory diseases	175	1.6	0.3
9	Septicemia	152	1.4	0.3
10	In situ, benign, & unknown neoplasms	143	1.3	0.3
	All other causes	2,801	25.8	

*Rates are per 100,000 population and age adjusted to the 2000 US standard population.

Note: 'Symptoms, signs, and abnormal clinical or laboratory findings' and 'Other respiratory diseases' were excluded from ranking order.

Source: US Mortality Data, 2007. National Center for Health Statistics, Centers for Disease Control and Prevention.

298 CA: A Cancer Journal for Clinicians

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The NEW ENGLAND JOURNAL of MEDICINE

ESTABLISHED IN 1812 OCTOBER 26, 2006 VOL. 355 NO. 17

Survival of Patients with Stage I Lung Cancer Detected on CT Screening

The International Early Lung Cancer Action Program Investigators*

ABSTRACT

BACKGROUND

The outcome among patients with clinical stage I cancer that is detected on annual screening using spiral computed tomography (CT) is unknown.

METHODS

In a large collaborative study, we screened 31,567 asymptomatic persons at risk for lung cancer using low-dose CT from 1993 through 2005, and from 1994 through 2005, 27,456 repeated screenings were performed 7 to 18 months after the previous screening. We estimated the 10-year lung-cancer–specific survival rate among participants with clinical stage I lung cancer that was detected on CT screening and diagnosed by biopsy, regardless of the type of treatment received, and among those who underwent surgical resection of clinical stage I cancer within 1 month. A pathology panel reviewed the surgical specimens obtained from participants who underwent resection.

RESULTS

Screening resulted in a diagnosis of lung cancer in 484 participants. Of these participants, 412 (85%) had clinical stage I lung cancer, and the estimated 10-year survival rate was 88% in this subgroup (95% confidence interval [CI], 84 to 91). Among the 302 participants with clinical stage I cancer who underwent surgical resection within 1 month after diagnosis, the survival rate was 92% (95% CI, 88 to 95). The 8 participants with clinical stage I cancer who did not receive treatment died within 5 years after diagnosis.

CONCLUSIONS

Annual spiral CT screening can detect lung cancer that is curable.

The members of the Writing Committee (Claudia I. Henschke, M.D., Ph.D., David F. Yankelevitz, M.D., Daniel M. Libby, M.D., Mark W. Pasmantier, M.D., and James P. Smith, M.D., New York Presbyterian Hospital–Weill Medical College of Cornell University, New York; and Olli S. Miettinen, M.D., Ph.D., McGill University, Montreal) of the International Early Lung Cancer Action Program assume responsibility for the overall content and integrity of the article. Address reprint requests to Dr. Henschke at New York Presbyterian Hospital–Weill Medical College of Cornell University, 525 E. 168th St., New York, NY 10021, or at chensch@med.cornell.edu.

*The International Early Lung Cancer Action Program investigators are listed in the Appendix.

N Engl J Med 2006;355:1763-71.
Copyright © 2006 Massachusetts Medical Society.

N ENGL J MED 355;17 WWW.NEJM.ORG OCTOBER 26, 2006 1763

The New England Journal of Medicine
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The NEW ENGLAND JOURNAL of MEDICINE

ESTABLISHED IN 1812 AUGUST 4, 2011 VOL. 365 NO. 5

Reduced Lung-Cancer Mortality with Low-Dose Computed Tomographic Screening

The National Lung Screening Trial Research Team*

ABSTRACT

BACKGROUND

The aggressive and heterogeneous nature of lung cancer has thwarted efforts to reduce mortality from this cancer through the use of screening. The advent of low-dose helical computed tomography (CT) altered the landscape of lung-cancer screening, with studies indicating that low-dose CT detects many tumors at early stages. The National Lung Screening Trial (NLST) was conducted to determine whether screening with low-dose CT could reduce mortality from lung cancer.

METHODS

From August 2002 through April 2004, we enrolled 53,454 persons at high risk for lung cancer at 33 U.S. medical centers. Participants were randomly assigned to undergo three annual screenings with either low-dose CT (26,722 participants) or single-view posteroanterior chest radiography (26,732). Data were collected on cases of lung cancer and deaths from lung cancer that occurred through December 31, 2009.

RESULTS

The rate of adherence to screening was more than 90%. The rate of positive screening tests was 24.2% with low-dose CT and 6.9% with radiography over all three rounds. A total of 96.4% of the positive screening results in the low-dose CT group and 94.5% in the radiography group were false positive results. The incidence of lung cancer was 645 cases per 100,000 person-years (1060 cancers) in the low-dose CT group, as compared with 572 cases per 100,000 person-years (941 cancers) in the radiography group (rate ratio, 1.13; 95% confidence interval [CI], 1.03 to 1.23). There were 247 deaths from lung cancer per 100,000 person-years in the low-dose CT group and 309 deaths per 100,000 person-years in the radiography group, representing a relative reduction in mortality from lung cancer with low-dose CT screening of 20.0% (95% CI, 6.8 to 26.7; P=0.004). The rate of death from any cause was reduced in the low-dose CT group, as compared with the radiography group, by 6.7% (95% CI, 1.2 to 13.6; P=0.02).

CONCLUSIONS

Screening with the use of low-dose CT reduces mortality from lung cancer. (Funded by the National Cancer Institute; National Lung Screening Trial ClinicalTrials.gov number, NCT00047385.)

The members of the writing team (who are listed in the Appendix) assume responsibility for the integrity of the article. Address reprint requests to Dr. Christine D. Berg at the Early Detection Research Group, Division of Cancer Prevention, National Cancer Institute, 6130 Executive Blvd., Suite 3112, Bethesda, MD 20892-7346, or at bergc@mail.nih.gov.

*A complete list of members of the National Lung Screening Trial research team is provided in the Supplementary Appendix, available at NEJM.org.

This article (10.1056/NEJMoa1102873) was published on June 29, 2011, at NEJM.org.

N Engl J Med 2011;365:395-409.
Copyright © 2011 Massachusetts Medical Society.

N ENGL J MED 365;5 NEJM.ORG AUGUST 4, 2011 395

The New England Journal of Medicine
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Copyright © 2011 Massachusetts Medical Society. All rights reserved.

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Lung Cancer Fact Sheet

November 2010

•

Mortality

•

Prevalence and Incidence

•

Gender Differences

•

Racial/Ethnic Differences

•

Survival Rates

•

Smoking-Attributable Lung Cancer

•

Other Causes

•

Sources

Mortality

•

Lung cancer is the leading cancer killer in both men and women in the United States. In 1987, it surpassed breast cancer to become the leading cause of cancer deaths in women.1

•

Lung cancer causes more deaths than the next three most common cancers combined (colon, breast and prostate). An estimated 157,300 Americans were expected to die from lung cancer in 2010, accounting for approximately 28 percent of all cancer deaths.2

•

The number of deaths due to lung cancer has increased approximately 4 percent between 1999 and 2006 from 152,156 to 158,664. The number of deaths among men has reached a plateau but the number is still rising among women. In 2006, there were 89,279 deaths due to lung cancer in men and 69,385 in women.3

•

The age-adjusted death rate for lung cancer is higher for men (67.0 per 100,000 persons) than for women (40.0 per 100,000 persons). It also is higher for Blacks (56.8 per 100,000 persons) compared to Whites (52.1 per 100,000 persons). Black men have a far higher age-adjusted lung cancer death rate than White men, while Black and White women have similar rates.4

Prevalence and Incidence

•

Approximately 370,617 Americans are living with lung cancer.5 During 2010, an estimated 222,520 new cases of lung cancer were expected to be diagnosed, representing about 15 percent of all cancer diagnoses.6

•

The majority of living lung cancer patients have been diagnosed within the last five years. Lung cancer is mostly a disease of the elderly. In 2006, 81 percent of those living with lung cancer were 60 years of age or older.7

•

In 2006, Kentucky had the highest age-adjusted lung cancer incidence rates in both men (124.8 per 100,000) and women (76.6 per 100,000). Utah had the lowest age-adjusted cancer incidence rates in both men and women (32.0 per 100,000 and 24.7 per 100,000, respectively).8 These state-specific rates were parallel to smoking prevalence rates.

•

Lung cancer is the most common cancer worldwide, accounting for 1.3 million deaths annually. Cancer accounted for 13 percent of the 58 million total worldwide deaths in 2004.9

•

The National Institutes of Health estimate that cancers cost the United States an overall $219 billion in 2007.10 It is estimated that approximately $9.6 billion per year is spent in the United States on lung cancer treatment alone.11

Gender Differences

•

Each year more men are diagnosed with lung cancer, but more women are living with the disease. The rate of new cases in 2006 showed that men develop lung cancer more often than women (77.7 and 52.5 per 100,000 respectively).12

•

However, the rate of new lung cancer cases (incidence) over the past 31 years has dropped for men (20% decrease), while it has risen for women (110% increase). In 1975, rates were low for women, but rising for both men and women. In 1984, the rate of new cases for men peaked (102.1 per 100,000) and then began declining. The rate of new cases for women increased further and did not peak until 1998 (52.9 per 100,000) but has remained stable since then.13

Racial/Ethnic Differences

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•

Blacks are more likely to develop and die from lung cancer than persons of any other racial or ethnic group. The age-adjusted lung cancer incidence rate among Black men is approximately 34 percent higher than for White men, even though their overall exposure to cigarette smoke, the primary risk factor for lung cancer, is lower.14,15

•

The lung cancer incidence rate for Black women is roughly equal to that of White women, despite the fact that they smoke fewer cigarettes.16,17

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Survival Rates

•

The lung cancer five-year survival rate (15.6%) is lower than many other leading cancer sites, such as the colon (64.6%), breast (89.1%) and prostate (99.7%).18

•

The five-year survival rate for lung cancer is 52.6 percent for cases detected when the disease is still localized (within the lungs). However, only 15 percent of lung cancer cases are diagnosed at an early stage. For distant tumors (spread to other organs) the five-year survival rate is only 3.5 percent.19

•

Over half of people with lung cancer die within one year of being diagnosed.20

Smoking-Attributable Lung Cancer

•

Smoking, a main cause of small cell and non-small cell lung cancer, contributes to 80 percent and 90 percent of lung cancer deaths in women and men, respectively. Men who smoke are 23 times more likely to develop lung cancer. Women are 13 times more likely, compared to never smokers.21

•

Between 2000 and 2004, an average of 125,522 Americans (78,680 men and 46,842 women) died of smoking-attributable lung cancer each year.22 Exposure to secondhand smoke causes approximately 3,400 lung cancer deaths among nonsmokers every year.23

•

Nonsmokers have a 20-30 percent greater chance of developing lung cancer if they are exposed to secondhand smoke at home or work.24

Other Causes

•

It has been estimated that active smoking is responsible for close to 90 percent of lung cancer cases; radon causes 10 percent, occupational exposures to carcinogens account for approximately 9 to 15 percent and outdoor air pollution 1 to 2 percent. Because of the interactions between exposures, the combined attributable risk for lung cancer can exceed 100 percent.25

•

Exposure to radon is estimated to be the second leading cause of lung cancer, accounting for an estimated 15,000 to 22,000 lung cancer deaths each year. Radon is a tasteless, colorless and odorless gas that is produced by decaying uranium and occurs naturally in soil and rock. The majority of these deaths occur among smokers since there is a greater risk for lung cancer when smokers also are exposed to radon.26

•

Lung cancer can also be caused by occupational exposures, including asbestos, uranium, and coke (an important fuel in the manufacture of iron in smelters, blast furnaces, and foundries). The combination of asbestos exposure and smoking greatly increases the risk of developing lung cancer.27

•

Nonsmoking asbestos workers are five times more likely to develop lung cancer than nonsmokers not exposed to asbestos;28 if they also smoke, the risk factor jumps to 50 or higher.29 Environmental exposures also can increase the risk of lung cancer death.30

For more information on lung cancer, please review the Lung Cancer Morbidity and Mortality Trend Report on our website at www.lung.org or call the American Lung Association at 1-800-LUNG-USA (1-800-586-4872).

Sources:

___________________________________________________________________________________________________________

1. American Cancer Society. Cancer Facts and Figures, 2010.

2. Ibid.

3. Centers for Disease Control and Prevention. National Center for Health Statistics. National Vital Statistics Report. Deaths: Final Data for 2006. April 2009; 57 (14).

4. Ibid.

5. U.S. National Institutes of Health. National Cancer Institute: SEER Cancer Statistics Review, 1973-2006.

6. American Cancer Society. Cancer Facts and Figures, 2010.

7. U.S. National Institutes of Health. National Cancer Institute: SEER Cancer Statistics Review, 1973-2006.

8. National Cancer Institute. State Cancer Profiles web tool, 2006. Accessed November 17, 2009.

9. World Health Organization. Cancer. Fact Sheet No 297. February 2009. Accessed on November 17, 2009.

10. Centers for Disease Control and Prevention. National Center for Chronic Disease Prevention and Health Promotion. Screening to Prevent Cancer Deaths. September 2008. Accessed on November 17, 2009.

11. U.S. National Institutes of Health. National Cancer Institute. A Snapshot of Lung Cancer. December 2007. Accessed on November 17, 2009.

12. U.S. National Institutes of Health. National Cancer Institute: SEER Cancer Statistics Review, 1973-2006.

13. Ibid.

14. Ibid.

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15. Centers for Disease Control and Prevention. National Center for Health Statistics. National Health Interview Survey, 2008. Analysis by the American Lung Association, Research and Program Services Division using SPSS software.

16. U.S. National Institutes of Health. National Cancer Institute: SEER Cancer Statistics Review, 1973-2006.

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17. Centers for Disease Control and Prevention. National Center for Health Statistics. National Health Interview Survey, 2008. Analysis by the American Lung Association, Research and Program Services Division using SPSS software.

18. U.S. National Institutes of Health. National Cancer Institute: SEER Cancer Statistics Review, 1973-2006.

19. Ibid.

20. Ibid.

21. U.S. Department of Health and Human Services. The Health Consequences of Smoking. A Report of the U.S. Surgeon General. 2004.

22. Centers for Disease Control and Prevention. Annual Smoking-Attributable Mortality, Years or Potential Life Lost, and Productivity Losses — United States, 1997–2001. Morbidity and Mortality Weekly Report July 1, 2005; 54(25):625-628.

23. California Environmental Protection Agency. Identification of Environmental Tobacco Smoke as a Toxic Air Contaminant. Executive Summary, June 2005.

24. U.S. Department of Health and Human Services. The Health Consequences of Involuntary Exposure to Tobacco Smoke: A Report of the Surgeon General, 2006.

25. Alberg AJ, Samet JM. Epidemiology of Lung Cancer. Chest. 2003;123:21-49.

26. U.S. National Institutes of Health. National Cancer Institute. Factsheet; Radon and Cancer: Questions and Answers. July 13, 2004. Accessed on November 17, 2009.

27. U.S. Department of Health and Human Services. National Toxicology Program. 11th Report on Carcinogens (RoC). January 31, 2005. Accessed on November 17, 2009.

28. University of Florida Shands Cancer Center. Lung Cancer Screening/Prevention. 2009. Accessed on November 17, 2009.

29. Centers for Disease Control and Prevention. Agency for Toxic Substances and Disease Registry. Cigarette Smoking, Asbestos Exposure and Your Health. June 2006.

30. Jerrett M, Burnett RT, Ma R, Pope CA, Krewski D, Newbold KB, Thurston G, Shi Y, Finkelstein N, Calle EE, Thun MJ. Spatial Analysis of Air Pollution and Mortality in Los Angeles. Epidemiology. November 2005; 16(6):727-36.

*Racial and ethnic minority terminology reflects those terms used by the Centers For Disease Control.

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Non-Small Cell Lung Cancer Page 1 of 11

Medscape REFERENCE Drugs, Diseases & Procedures

Non-Small Cell Lung Cancer

- Author: Winston W Tan, MD; Chief Editor: Jules E Harris, MD more...

Updated: Mar 2, 2012

Background

Lung cancer was a rare entity in the early 1900s but has since become far more prevalent. The prevalence of lung cancer is second only to that of prostate cancer in men and breast cancer in women. By the end of the 1900s, lung cancer had become the leading cause of preventable death in the United States,[1] and recently, it surpassed heart disease as the leading cause of smoking-related mortality.

Lung cancers are generally divided into 2 main categories: small cell lung cancer (SCLC) and non-small cell lung cancer (NSCLC). NSCLC accounts for approximately 85% of all lung cancers. NSCLC is divided further into adenocarcinoma, squamous cell carcinoma (SCC), and large cell carcinoma histologies. (See Pathophysiology.)

Lung cancer is the leading cause of cancer-related mortality in both men and women not only in the United States but also throughout the world. In 2006, the disease caused more than 158,000 deaths in the United States—more than colorectal, breast, and prostate cancers combined.[2] The type of lung cancer in the United States, as well as in many other countries, have also changed in the past few decades: the frequency of adenocarcinoma has risen, and that of SCC has declined. (See Epidemiology.)

Most lung carcinomas are diagnosed at an advanced stage, conferring a poor prognosis. The need to diagnose lung cancer at an early and potentially curable stage is thus obvious. (See Prognosis.) In addition, most patients who develop lung cancer have been smokers and have smoking-related damage to the heart and lungs, making aggressive surgical or multimodality therapies less viable options.

Lung cancer is often insidious, and it may produce no symptoms until the disease is well advanced. Approximately 7-10% of patients with lung cancer are asymptomatic, and their cancers are diagnosed incidentally after a chest radiograph performed for other reasons. Systemic findings may include unexplained weight loss and low-grade fever. Numerous signs may be associated with NSCLC. (See Clinical Presentation.)

Because of the importance of stage on the therapeutic decision-making process, all patients with non-small cell lung cancer (NSCLC) must be staged adequately. A complete staging workup for NSCLC should be carried out to evaluate the extent of disease. (See Workup.)

Treatment primarily involves surgery, chemotherapy, or radiation therapy. Because most lung cancers cannot be cured with currently available therapeutic modalities, the appropriate application of skilled palliative care is an important part of the treatment of patients with NSCLC. (See Treatment and Management.)

Go to Small Cell Lung Cancer for complete information on this topic.

Contributor Information and Disclosures

Author
Winston W Tan, MD Assistant Professor of Medicine, Mayo Medical School; Consulting Staff, Mayo Group Practices

Winston W Tan, MD is a member of the following medical societies: American College of Physicians, American Society of Clinical Oncology, American Society of Hematology, Philippine Medical Association, and Texas Medical Association

Disclosure: Nothing to disclose.

Coauthor(s)

http://emedicine.medscape.com/article/279960-overview 3/13/2012

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CLINICAL RESEARCH STUDY

THE AMERICAN JOURNAL of MEDICINE®

Carlos Iribarren, MD, MPH, PhD,[a,b] Mark A. Hlatky, MD,[c,d] Malini Chandra, MS,[a] Joan M. Fair, ANP, PhD,[e] Geoffrey D. Rubin, MD,[f] Alan S. Go, MD,[a,b] Jeremy R. Burt, MD,[g] Stephen P. Fortmann, MD,[c,e] for the Atherosclerotic Disease, Vascular Function and Genetic Epidemiology Study

[a]Division of Research, Kaiser Permanente of Northern California, Oakland; [b]Department of Epidemiology, Biostatistics and Medicine, University of California, San Francisco; [c]Department of Medicine, Stanford University School of Medicine, Stanford, Calif; [d]Department of Health Research and Policy, Stanford University School of Medicine, Stanford, Calif; [e]Stanford Prevention Research Center, Stanford University, Stanford, Calif; [f]Department of Radiology, Stanford University School of Medicine, Stanford, Calif; [g]Department of Radiology, Johns Hopkins Hospital, Baltimore, Md.

ABSTRACT

BACKGROUND: Small asymptomatic lung nodules are found frequently in the course of cardiac computed tomography (CT) scanning. However, the utility of assessing and reporting incidental findings in healthy, asymptomatic subjects is unknown.

METHODS: The sample comprised 1023 60- to 69-year-old subjects free of clinical cardiovascular disease and cancer who participated in the Atherosclerotic Disease, VAscular functioN and genetiC Epidemiology Study. All subjects underwent cardiac CT for determination of coronary calcium between 2001 and 2004, and the first 459 subjects were assessed for incidental pulmonary findings. We used health plan clinical databases to ascertain 24-month health care use and clinical outcomes.

RESULTS: Noncalcified pulmonary nodules were reported in 81 of 459 subjects (18%). Chest CT was performed on 78% of participants in the 24 months after notification, compared with 2.5% in the previous 24 months. Chest x-ray use increased from 28% to 49%. The mean number of chest CT scans per subject was 1.3 (range, 0-5). Although no malignant lesions were diagnosed in the group who had pulmonary findings read, 1 lung cancer case was diagnosed in the group who did not have lung findings read. Among the 63 participants followed up by CT, the original lesion was not identified in 22 participants (35%), the lesion had decreased or remained stable in 39 participants (62%), and there was interval growth in 2 participants (3%).

CONCLUSION: Reporting noncalcified pulmonary nodules resulted in substantial rescanning that overwhelmingly revealed resolution or stability of pulmonary nodules, arguing for benign processes.
© 2008 Elsevier Inc. All rights reserved. • *The American Journal of Medicine (2008) 121, 989-996*

KEYWORDS: Incidental findings; Multidetector-row computed tomography; Pulmonary nodules; Spiral computed tomography

With advances of computed tomography (CT) screening for coronary artery calcification, small asymptomatic lung nodules are discovered and reported frequently.[1-4] These incidental pulmonary findings potentially generate follow-up CT scans, pulmonary consults, lung biopsies, and even surgical exploration and resection, resulting in considerable expense to the health care system, added radiation exposure, periprocedural risks, and a great deal of anxiety in patients. Furthermore, guidelines for the management of small pulmonary nodules detected on CT scans have not been published until recently.[5]

The Atherosclerotic Disease, VAscular functioN and genetiC Epidemiology (ADVANCE) Study is well suited to contribute to this subject because we collected information on incidental findings as part of the cardiac CT examination in the first half (n = 459) of our control subjects in the 60-

This study was supported by a grant from the Kaiser Permanente Community Benefit Program; the ADVANCE Study was originally funded by the Donald W. Reynolds Foundation (Las Vegas, Nevada).

Conflicts of Interest: None.

Requests for reprints should be addressed to Carlos Iribarren, MD, MPH, PhD, Research Scientist, Kaiser Permanente, Division of Research, 2000 Broadway, Oakland, CA 94612.

E-mail address: cgi@dor.kaiser.org.

0002-9343/$ -see front matter © 2008 Elsevier Inc. All rights reserved.
doi:10.1016/j.amjmed.2008.05.040

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Radiology

SPECIAL REPORT: U.S. and Worldwide Radiology and Nuclear Medicine Mettler et al

ulation. It has been shown that the number of physicians per 1000 population provides an excellent correlation with frequency of diagnostic radiologic and nuclear medicine examinations (10,11–13). In the analytic model used, countries were classified according to four levels of health care, as follows: level I countries (well-developed health care), with less than 1000 population per physician; level II countries, with 1000–2999 population per physician; level III countries, with 3000–9999 population per physician; and level IV countries (lowest level of health care), with more than 10 000 population per physician. In 2006, level I countries contained 24% or 1.54 billion persons of the world's 6.4 billion population; level II countries, 49% or 3.14 billion persons; level III countries, 16% or 1.02 billion persons; and level IV countries, 11% or 0.70 billion persons.

By sorting available data according to these criteria on frequency of various examinations per 1000 population from countries, it was possible to obtain an average frequency for specific examinations for the four defined levels of health care and to make global estimates for frequency. Data on effective doses for various procedures were collected in a multination survey, as well as from the published literature. Effective doses were estimated by using tissue and radiation weighting factors recommended by the International Commission on Radiological Protection in 1990 (21), and

Table 4

Estimated Number and Collective Effective Doses of Various CT Procedures in the United States for 2006

Type of Examination	No. of CT Scans in Millions	Percentage of Total No. of CT Scans	Collective Effective Dose (person- sievert)	Percentage of Collective Dose from CT Scans
Head CT	19.0	28.4	38 044	8.7
Chest CT	10.6	15.9	74 326	17.0
Abdominal and pelvic CT	21.2	31.7	212 538	48.6
CT of extremity	3.5	5.2	515	0.1
CT angiography	4.3	6.4	56 000	12.8
Spinal CT	4.1	6.2	41 369	9.5
Interventional procedure	2.3	3.4	230	0.1
Whole-body screening	0.2	0.3	2000	0.4
Calcium scoring	0.5	0.8	1000	0.2
Gated cardiac imaging	0.3	0.5	6000	1.4
Virtual colonography	0.2	0.3	2000	0.4
Miscellaneous	0.7	1.0	3500	0.8
Total	67	100	437 523	100

Source.—Reference 14.

Note.—The annual effective per-capita dose from CT was 1.46 mSv for 2006, as indicated in reference 14.

Table 5

Estimated Number of and Doses from Interventional and Cardiac Catheterization Procedures in the United States for 2006

Type	No. of Procedures in Millions	Percentage of Total No. of Procedures	Collective Effective Dose (person-sievert)	Percentage of Total Collective Dose from Procedures
Cardiac examination	4.645	27.8	68 226	53.1
Noncardiac diagnostic vascular examination	2023	12.1	12 120	9.4
Noncardiac interventional vascular examination	1430	8.5	25 840	20.1
Nonvascular examination				
Urinary study	2691	16.1	5382	4.2
Myelographic study	2035	12.2	8143	6.3
Endoscopic retrograde cholangiopancreatographic study	1427	8.5	5710	4.4
Arthrographic study	1404	8.4	281	0.2
Obstetric or gynecologic study	749	4.5	749	0.6
Biopsy	164	1.0	164	0.1
Vertebroplasty	94	0.6	1498	1.2
Other	70	0.4	281	0.2
Total	16.735	100	128 394	100

Source.—Reference 14.

Radiology: Volume 253: Number 2—November 2009 ▪ radiology.rsna.org 523

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Karl Grossman: Cancer -- The Number One Killer -- And Its Environmental Causes Page 1 of 4

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Cancer -- The Number One Killer -- And Its Environmental Causes

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The World Health Organization projects that this year cancer will become the world's leading cause of death. Why the epidemic of cancer? Death certificates in the United States show cancer as being the eighth leading cause of death in 1900.

Why has it skyrocketed to now surpass heart disease as number one?

Is it because people live longer and have to die of something? That's a factor, but not the prime reason as reflected by the jump in age-adjusted cancer being far above what could be expected from increased longevity. And it certainly doesn't explain the steep hike in childhood cancers. Is it lifestyle, diet and genetics, as we have often been told? They are factors, but not key reasons.

The cause of the cancer epidemic, as numerous studies have now documented, is largely environmental -- the result of toxic substances in the water we drink, the food we eat, the consumer products we use, the air we breathe. (Some of the pollution is voluntarily caused -- by smoking. But most is involuntary.)

As the President's Cancer Panel declared in May, in a 240-page report titled "Reducing Environmental Cancer Risk: What We Can Do Now," : "The American people -- even before they are born -- are bombarded continually with myriad combinations of these dangerous exposures." It said: "With the growing body of evidence linking environmental exposures to cancer, the public is becoming increasingly aware of the unacceptable burden of cancer resulting from environmental and occupational exposures that could have been prevented through appropriate national action."

It pointed to chemicals and radiation as major causes of cancer and stated: "Cancer continues to shatter and steal the lives of Americans. Approximately 41 percent of Americans will be diagnosed with cancer at some point in their lives, and about 21 percent will die from the cancer. The incidence of some cancers, including some most common among children, is increasing...The burgeoning number and complexity of known or suspected environmental carcinogens compel us to act to protect public health."

The panel urged President Obama "most strongly to use the power of your office to remove the carcinogens and other toxins from our food, water, and air that needlessly increase health care costs, cripple our nation's productivity, and devastate American lives."

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Karl Grossman: Cancer -- The Number One Killer -- And Its Environmental Causes Page 2 of 4

In 1980, another presidential panel, the Presidential Toxic Substances Strategy Committee, came to the same conclusion. It declared:

"Of the hazards to human health arising from toxic substances, cancer is a leading cause of concern. Cancer is the only major cause of death that has continued to rise since 1900. It is now second only to heart disease as a cause of death... Some of the increase in cancer mortality since 1900 is a function of the greater average age of the U.S. population and the medical progress made against infectious disease. But even after correcting for age, both mortality (death) rates and incidence (new cases) of cancer are increasing. Many now believe that environmental (nongenetic) factors -- life style and work and environmental exposures -- are significant in the great majority of cancer cases seen."

Meanwhile, through the years solid science done by independent researchers -- not those taking money from the chemical or nuclear industries -- has extensively documented this cancer/environment connection.

"The evidence is there that the majority of cancer cases are environmentally caused," says Dr. David Carpenter, founding dean of the University of Albany School of Public Health and now director of the Institute for Health and the Environment there. Among the research he points to is a 2000 study involving examining health records of 44,788 pairs of twins in Sweden, Denmark and Finland. If genetics were the main cause of cancer, if one twin developed cancer the other probably would, too. This was not found. The study, published in the New England Journal of Medicine, concluded that "inherited genetic factors make a minor contribution" in most cancers. "This finding indicates that the environment has the principle role in causing sporadic cancer."

Dr. Samuel Epstein, professor emeritus of Environmental and Occupational Medicine at the University of Illinois School of Public Health, in his book The Politics of Cancer concludes that cancer is a preventable disease "caused mainly by exposure to chemical or physical agents in the environment." The huge problem, he said, is how "a combination of powerful and well-focused pressures by special industrialized interests, together with public inattention and the indifference of the scientific community" has warped public policy and thwarted "meaningful attempts to prevent the carnage." Dr. Epstein now chairs the Cancer Prevention Coalition committed to eliminating those toxins that are causing the cancer epidemic (www.preventcancer.com).

The initiative, Prevention is The Cure, was founded by breast cancer survivor Karen Joy Miller and on its website declares that four decades have passed, "and the wake-up call put forth by Rachel Carson" in her book Silent Spring "and other activists has been blocked by powerful political interests that profit from pollution."

These powerful interests have long had allies in government. The late James Sibbison, who went from being a reporter for the Associated Press to press officer at the Environmental Protection Agency, would tell the story of how immediately after Ronald Reagan became president, orders were given to the EPA press office "never to use the words cancer-causing in front of the word chemical." Now the number of chemicals in commercial use in the U.S. totals 80,000. The EPA under the Toxic Substances Control Act of 1976 has been required to assess all of them. In over 30 years it has gotten around to examining 200.

The poisoning--and consequent cancer -- is not necessary. The report by the President's Cancer Panel emphasize how "the requite knowledge and technologies exist" to provide safe "alternatives" to cancer-causing agents.

But this doesn't suit those doing the polluting -- who have such a hold on government.

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How many people get lung cancer? Page 1 of 1

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Overview Guide What Is Lung Cancer - Small Cell?

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The American Cancer Society's most recent estimates for lung cancer (both small cell and non-small cell) in the United States are for 2012:

- About 226,160 new cases of lung cancer (both small cell and non-small cell)
- About 160,340 deaths from lung cancer

Lung cancer (both small cell and non-small cell) is by far the leading cause of cancer death for both men and women. More people die of lung cancer than of colon, breast, and prostate cancers combined. Lung cancer is fairly rare in people under the age of 45.

The average lifetime chance that a man will develop lung cancer is about 1 in 13. For a woman it is 1 in 16. These numbers include both smokers and non-smokers. For smokers the risk is much higher, while for non-smokers the risk is lower.

Survival statistics based on the stage (extent) of the cancer are covered in the section, "**Survival rates for small cell lung cancer**."

Last Medical Review: 03/14/2012
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http://www.cancer.org/Cancer/LungCancer-SmallCell/OverviewGuide/lung-cancer-small-... 3/28/2012

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clinical practice guidelines

Annals of Oncology 21 (Supplement 5): v103–v115, 2010
doi:10.1093/annonc/mdq207

Early stage and locally advanced (non-metastatic) non-small-cell lung cancer: ESMO Clinical Practice Guidelines for diagnosis, treatment and follow-up

L. Crinò[1], W. Weder[2], J. van Meerbeeck[3] & E. Felip[4]
On behalf of the ESMO Guidelines Working Group*

[1]*Dept of Medical Oncology, University Hospital, Perugia, Italy;* [2]*Div of Thoracic Surgery, University Hospital, Zurich, Switzerland;* [3]*Unit of Thoracic Oncology, Ghent University, Belgium;* [4]*Medical Oncology Service, Vall d'Hebron University Hospital, Barcelona, Spain*

introduction

Lung cancer represents the leading cause of cancer mortality worldwide, accounting for ∼1.2 million deaths each year.

Improving survival in lung cancer is a major challenge for modern oncology considering that 5-year survival remains <15%, across all stages of disease and with <7% of patients alive 10 years after diagnosis.

Because of the difficulties in significantly improving survival in locally advanced and metastatic non-small-cell lung cancer (NSCLC), diagnosis and treatment of early stages theoretically represent the most consistent possibility of modifying the outcome of NSCLC in terms of disease-free and overall survival.

lung cancer screening and staging

The large majority of NSCLC patients present with symptoms in a late advanced stage and diagnosis occurs mostly in locally advanced or metastatic disease with a very poor rate of cure. The issue of lung cancer screening has consequently a strong rationale, to increase the detection of early NSCLC potentially cured by surgery. Earlier controlled trials, using standard radiography and sputum cytology failed to demonstrate any survival benefit for early detection in the interventional arm versus controls. Subsequently using more sensitive screening modalities such as low-dose CT scanning (LDCT) several authors have demonstrated the possibility of detecting approximately three times as many small lung nodules in comparison with chest X-ray and of finding early stage lung cancers.

Three independent analysis of six prospective CT screening studies suggest a potential mortality reduction benefit of ∼20%. In a large collaborative study the International Early Lung Cancer Action Program Investigators screened 31 567 asymptomatic persons at risk for lung cancer with LDCT scanning from 1993 to 2005, suggesting that the stage I detection rate on 484 diagnosed lung cancers and 10-year survival rate could both exceed 80%.

At the same time, however, an analysis of three prospective trials on 3246 persons suggested that the use of LDCT could not reduce significantly the mortality from lung cancer.

Major concerns still remain about the potential over-diagnosis and follow-up of the number of detected nodules as well as about cost and healthcare policy questions of lung cancer screening; it is necessary to await the completion and maturation of some prospective randomized trials such as the one designed and conducted by the National Cancer Institute (USA), the National Lung Screening trial comparing spiral CT and chest X-ray screening for early lung cancer detection to definitively evaluate the relevance of screening in early diagnosis of NSCLC. At the moment it is clear that chest X-rays cannot be recommended for screening of lung cancer.

recommendation IA

Low-dose CT scan cannot yet be used for screening of lung cancer unless in a clinical trial.

recommendation IIC

Accurate staging procedures are critical to define optimal therapeutic strategies and prognosis in early stages NSCLC.

Recently a new lung cancer staging system has been published by the International Association for the Study of Lung Cancer (IASLC), based upon data regarding TNM descriptors which have been intensively validated internally and externally. CT scan and positron emission tomography (PET) are widely used on a systematic basis to define the mediastinum nodal status which remains a critical discriminant in NSCLC staging. Sensitivity and specificity of CT scanning for identifying mediastinal lymph node metastasis are 51% [confidence interval (CI) 47%–54%] and 85% (CI 84%–88%); meanwhile sensitivity and specificity of PET scanning are 74% (CI 69%–79%) and 85% (CI 82%–88%), demonstrating that PET scanning is more accurate in mediastinum staging and has great relevance in the search for distant metastasis. Biopsy is

*Correspondence to: ESMO Guidelines Working Group, ESMO Head Office, Via L. Taddei 4, CH-6962 Viganello-Lugano, Switzerland;
E-mail: clinicalrecommendations@esmo.org

Approved by the ESMO Guidelines Working Group: March 2010.

Conflict of interest: Dr Crinò, Prof. Van Meerbeeck and Dr Felip have reported no conflicts of interest; Prof. Weder has not reported any conflicts of interest.

© The Author 2010. Published by Oxford University Press on behalf of the European Society for Medical Oncology.
All rights reserved. For permissions, please email: journals.permissions@oxfordjournals.org

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Cigarette Smoking Among Adults --- United States, 2007 Page 1 of 6

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MMWR

Weekly

November 14, 2008 / 57(45);1221-1226

Cigarette Smoking Among Adults --- United States, 2007

Please note: An erratum has been published for this article. To view the erratum, please click here.

One of the national health objectives for 2010 is to reduce the prevalence of cigarette smoking among adults to ≤12% (objective 27.1a) (*1*). To assess progress toward this objective, each year CDC analyzes self-reported data from the National Health Interview Survey (NHIS). This report summarizes findings for 2007, which indicated that approximately 19.8% of adults were current smokers in 2007, a decrease of 1.0 percentage point from 2006 (20.8%) (*2*). Cigarette smoking has declined during the past 40 years among all sociodemographic subpopulations of adults; however, the declines during the past decade have been smaller than in previous decades. The proportion of current everyday smokers who made a quit attempt during the preceding year decreased 7.2 percentage points from 1993 (47.0%) to 2007 (39.8%). During 1993--2007, young adults (aged 18--24 years) consistently had the highest prevalence of quitting for >1 day during the preceding year (59.3% in 1993 and 53.1% in 2007). Prevention of initiation and smoking cessation at all ages is beneficial in reducing morbidity and mortality. Clinicians should strongly advise smokers to quit and recommend they use effective cessation treatments (*3*). Health insurers, health insurance purchasers, and health systems should assist clinicians in making effective treatments available by including counseling and medications for smoking cessation as covered benefits and should support effective community interventions for cessation, including increased excise taxes, mass media campaigns, and smoke-free laws (*3,4*).

The 2007 NHIS adult core questionnaire, which contained questions on cigarette smoking and cessation attempts, was administered by in-person interview to a nationally representative sample of the noninstitutionalized, U.S. civilian population aged ≥18 years (N = 23,393). One adult per selected household was chosen randomly to participate in the survey. NHIS oversampled for blacks, Hispanics, and Asians aged ≥65 years, who were selected at twice the probability of other adults in the household.* The total household response rate was 87.1%, and the overall survey response rate for the sample adult component of the survey was 67.8%. Smoking status was classified based on the respondent's answers to the following questions: "Have you smoked at least 100 cigarettes in your entire life?" and "Do you now smoke cigarettes every day, some days, or not at all?" Current smokers reported they had smoked 100 cigarettes or more during their lifetime and currently smoke every day or some days. Former smokers reported smoking at least 100 cigarettes during their lifetime and currently do not smoke. The prevalence of one or more cessation attempts during the preceding year was assessed among current everyday smokers and included those who responded "yes" to the question, "During the past 12 months, have you stopped smoking for more than one day because you were trying to quit smoking?" Data were adjusted for nonresponse and weighted to provide national estimates of cigarette smoking prevalence and quit attempts; 95% confidence intervals were calculated using statistical software to account for the multistage probability sample design. For all comparisons, statistical significance was determined using a two-sided z test; differences were considered statistically significant at $p \leq 0.05$.

http://www.cdc.gov/mmwr/preview/mmwrhtml/mm5745a2.htm 3/13/2012

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Cigarette Smoking Among Adults --- United States, 2007 Page 2 of 6

In 2007, an estimated 19.8% (43.4 million) of U.S. adults were current cigarette smokers; of these, 77.8% (33.8 million) smoked every day, and 22.2% (9.6 million) smoked some days. In 2007, 39.8% (13.4 million) of adult current everyday smokers had stopped smoking for >1 day during the preceding 12 months because they were trying to quit. Among the estimated 86.8 million adults who had smoked at least 100 cigarettes in their lifetime (defined as ever smokers), 52.1% (47.3 million) were no longer smoking at the time of the interview.

Smoking prevalence was higher among men (22.3%) than women (17.4%) ($p<0.01$) (Table). Among the different racial/ethnic populations, Asians (9.6%) had the lowest smoking prevalence, whereas American Indians/Alaska Natives (36.4%) had significantly higher prevalence than the other racial/ethnic populations ($p<0.05$ for all comparisons). Smoking prevalence among whites (21.4%) and blacks (19.8%) was significantly higher than among Hispanics (13.3%) ($p<0.01$ for both comparisons).

Smoking prevalence also varied by education level among adults aged >25 years. Adults who had a General Education Development (GED) diploma (44.0%) and those with 9--11 years of education (33.3%) had the highest prevalence of current smoking. Those who had an undergraduate or graduate degree had the lowest smoking prevalence (11.4% and 6.2%, respectively). By age group, the prevalence of smoking was lowest among those aged ≥65 years (8.3%), compared with those aged <65 years (persons aged 18--24 years [22.2%], aged 25--44 years [22.8%], and aged 45--64 years [21.0%]). Smoking among adults whose incomes were below the federal poverty level (28.8%) was significantly higher than those whose incomes were at or above this level (20.3%) ($p<0.02$).[†]

The prevalence of cigarette smoking among adults was significantly lower in 2007 (19.8%) than in 2006 (20.8%) ($p=0.05$). Subgroups with significant decreases in smoking prevalence from 2006 to 2007 included blacks (from 23.0% in 2006 to 19.8% in 2007 [$p=0.01$]) and adults aged ≥65 years (from 10.2% in 2006 to 8.3% in 2007 [$p=0.01$]).

From 1993 (the first year that quit attempt data were collected in NHIS with everyday smokers identified separately) to 2007, the prevalence of a quit attempt during the preceding 12 months among everyday smokers decreased ($p<0.01$); these decreases were significant among those aged 25--44 years ($p<0.01$) and ≥65 years ($p=0.02$) (Figure). In each year, the proportion of current everyday smokers who tried to quit during the preceding 12 months decreased with increasing age, and young adults aged 18--24 years were significantly more likely to have made a quit attempt than older adults ($p<0.05$ for all comparisons). In 2007, the proportion of current everyday smokers who tried to quit was 53.1% among persons aged 18--24 years, 39.9% among those aged 25--44 years, 38.1% among those aged 45--64 years, and 25.3% among those aged ≥65 years.

Reported by: *SL Thorne, MPH, A Malarcher, PhD, E Maurice, MSPH, R Caraballo, PhD, Office on Smoking and Health, National Center for Chronic Disease Prevention and Health Promotion, CDC.*

Editorial Note:

After 3 years during which prevalence in current cigarette smoking among adults remained virtually unchanged (20.9% in 2004, 20.9% in 2005, and 20.8% in 2006), the prevalence in 2007 (19.8%) was significantly lower than in 2006 (*2*). For 5 consecutive years, the prevalence of smoking among women remained below 20% (19.2% in 2003, 18.5% in 2004, 18.2% in 2005, 18.0% in 2006, and 17.4% in 2007); however, variability existed among the subgroups of women. Also, for 6 consecutive years, former smokers outnumbered current smokers. During the past 40 years, smoking prevalence has declined overall and among each sociodemographic subpopulation.[§] However, large disparities in smoking prevalence continue to exist by race/ethnicity and education level. The continuing higher prevalence among several populations, such as American Indians/Alaska Natives (36.4%), persons with GED diplomas (44.0%), and persons reporting family incomes below the federal poverty level (28.8%), emphasizes the need for more effective policy and environmental and individual-level interventions to reach and assist these subpopulations.

http://www.cdc.gov/mmwr/preview/mmwrhtml/mm5745a2.htm 3/13/2012

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Cigarette Smoking Among Adults --- United States, 2007 Page 3 of 6

The trends in smoking prevalence from NHIS data showing a slow decrease from the 1990s through the early- and mid-2000s are similar to trends in other national surveys (e.g., the National Household Survey on Drug Use and Health and the Tobacco Control Supplement to the Current Population Survey¶). NHIS data on smoking prevalence is the primary measure used to assess progress in meeting the *Healthy People 2010* objective of reducing smoking among adults to ≤12%, and these data indicate that the objective likely will not be met. Before 2007, several population subgroups had met the *Healthy People 2010* smoking prevalence objective of ≤12% and, in 2007, these same subpopulations continued to meet this goal. Subpopulations who continued to meet this goal in 2007 include Hispanic (8.3%) and Asian (4.0%) women, women with 0--8 years of education (10.0%) or undergraduate (9.4%) or graduate degrees (6.0%), and women aged ≥65 years (7.6%). Men with graduate degrees (6.4%) and men aged ≥65 years (9.3%) also met this goal.

The percentage of everyday smokers who attempted to quit for >1 day during the preceding 12 months decreased during 1993--2007. The lack of funding for comprehensive state tobacco-control programs likely has remained a barrier to achieving progress in increasing smokers' quit attempts. In fiscal year 2005, investments by states in tobacco control varied; the mean per capita expenditure was $2.76, with some states investing approximately $11.00, whereas others invested nothing (*4*). CDC recommends a per capita annual expenditure of $9.23 to $18.03 by state comprehensive tobacco-control programs to implement effective programs (*5*).

The majority of smokers who attempt to quit do not use recommended cessation methods (*3*), and most of these untreated smokers relapse within the first 8 days after quitting; an estimated 24%--51% are abstinent at 1 week, 15%--28% are abstinent at 1 month, and 10%--20% are abstinent at 3 months (*6*). Of untreated adult smokers who try to quit smoking each year, only 4%--7% are likely to be successful (*3*). Among daily smokers, younger adults (aged 18--24 years) were more likely to try to quit smoking during the preceding year than older adults. This finding is consistent with other national studies (*7*). Young adults have lower levels of addiction, are less likely to be heavy smokers, and are more likely to have smoke-free homes than older adults; lower levels of dependence and having a smoke-free home are associated with increases in trying to quit during the preceding year (7). Smoking cessation is beneficial at any age; however, quitting at younger ages is associated with greater decreases in premature mortality (*8*).

The findings in this report are subject to at least three limitations. First, estimates of cigarette smoking were based on self-report and were not validated with biochemical tests. However, self-reported smoking status has validity when compared with measured serum cotinine levels and yields similar population prevalence estimates (*9*). Second, the NHIS questionnaire is administered in English and Spanish only, which might affect estimates for racial/ethnic populations who do not speak English or Spanish primarily. Finally, single-year estimates with large confidence intervals for certain population groups (e.g., American Indians/Alaska Natives) primarily resulted from small sample sizes.

Tobacco use screening with a brief cessation intervention is one of the top three clinical preventive services that have been found to be cost-saving (*10*). Effective clinical cessation interventions include brief interventions by clinicians; individual, group, or telephone counseling; and the following pharmacologic therapies: Bupropion SR, Varenicline, and nicotine gum, inhaler, lozenge, nasal spray, or patch (*3*). Clinicians and health-care delivery systems need to consistently identify and document tobacco use status, treat every tobacco user seen in the health-care setting, and promote patients' use of quitlines (available countrywide through the toll-free access number 1-800 QUIT- NOW) (*3*). These effective clinical approaches should be part of a comprehensive tobacco-control program that includes increasing the real price of tobacco products, implementing smoke-free policies, and increasing health insurance coverage for effective cessation interventions; with wider implementation of these policies and programs, greater progress in reducing smoking prevalence among adults could be attained (*4,5*).

References

1. US Department of Health and Human Services. Tobacco use in population groups: reduce tobacco

http://www.cdc.gov/mmwr/preview/mmwrhtml/mm5745a2.htm 3/13/2012

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Cigarette Smoking Among Adults --- United States, 2007 Page 4 of 6

use in adults. Cigarette smoking (27-1a). In: Healthy people 2010 (conference ed, in 2 vols). Washington, DC: US Department of Health and Human Services; 2000. Available at http://www.healthypeople.gov/document/html/volume2/27tobacco.htm#_toc489766222.
2. CDC. Cigarette smoking among adults---United States, 2006. MMWR 2007;56:1157--61.
3. Fiore MC, Jaen CR, Baker TB, et al. Treating tobacco use and dependence: 2008 update. Clinical practice guideline. Rockville, MD: US Department of Health and Human Services, Public Health Service; 2008. Available at http://www.surgeongeneral.gov/tobacco/treating_tobacco_use08.pdf.
4. Institute of Medicine. Ending the tobacco problem: a blueprint for the nation. Washington, DC: National Academies Press; 2007.
5. CDC. Best practices for comprehensive tobacco control programs---2007. Atlanta, GA, US Department of Health and Human Services, CDC; 2007. Available at http://www.cdc.gov/tobacco/tobacco_control_programs/stateandcommunity/best_practices/index.htm.
6. Hughes JR, Keely J, Naud S. Shape of the relapse curve and long-term abstinence among untreated smokers. Addiction 2004;99:29--38.
7. Messer K, Trinidad DR, Al-Delaimy WK, Pierce JP. Smoking cessation rates in the United States: a comparison of young adults and older smokers. Am J Public Health 2008;98:317--22.
8. Doll R, Peto R, Boreham J, Sutherland I. Mortality in relation to smoking: 50 years' observations on male British doctors. BMJ 2004;328:1519.
9. Caraballo RS, Giovino GA, Pechacek TF, Mowery PD. Factors associated with discrepancies between self-reports on cigarette smoking and measured serum cotinine levels among person aged 17 years or older: third National Health and Nutrition Examination Survey, 1988--1994. Am J Epidemiol 2001;153:807--14.
10. Maciosek MV, Coffield AB, Edwards NM, et al. Priorities among effective clinical preventive services. Am J Prev Med 2006;31:51--1.

* For this report, persons identified as white, black, Asian, and American Indian/Alaska Native are all non-Hispanic. Persons identified as Hispanic might be of any race.

† 2007 estimates are based on family income reported by respondents and 2006 poverty thresholds (published by the U.S. Census Bureau).

§ Additional information available at http://www.cdc.gov/tobacco/data_statistics/tables/adult/table_2.htm.

¶ Available at http://www.oas.samhsa.gov/nsduhlatest.htm and http://riskfactor.cancer.gov/studies/tus-cps, respectively.

Table

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TABLE. Estimated percentage of adults aged ≥18 years who were current smokers,* by sex and selected characteristics — National Health Interview Survey, United States, 2006 and 2007

	Men		Women		Total	
	2006 (n = 10,715)	2007 (n = 10,173)	2006 (n = 13,560)	2007 (n = 12,817)	2006 (N = 24,275)	2007 (N = 22,990)
Characteristic	% (95% CI†)	% (95% CI)	% (95% CI)	% (95% CI)	% (95% CI)	% (95% CI)
Race/Ethnicity§						
White, non-Hispanic	24.3 (23.0–25.6)	23.1 (21.6–24.6)	19.7 (18.6–20.8)	19.8 (18.7–20.9)	**21.9 (21.0–22.8)**	**21.4 (20.4–22.4)**
Black, non-Hispanic	27.6 (24.2–31.0)	24.8 (22.0–27.6)	19.2 (17.3–21.1)	15.8 (13.7–17.9)	**23.0 (21.1–24.9)**	**19.8 (18.2–21.4)**
Hispanic	20.1 (17.8–22.4)	18.0 (15.5–20.5)	10.1 (8.5–11.7)	8.3 (6.7–9.9)	**15.2 (13.7–16.7)**	**13.3 (11.7–14.9)**
Asian, non-Hispanic¶	16.8 (13.1–20.5)	15.9 (12.8–19.0)	4.6 (3.0–6.2)	4.0 (2.4–5.6)	**10.4 (8.4–12.4)**	**9.6 (8.0–11.2)**
American Indian/Alaska Native, non-Hispanic**	35.6 (18.7–52.5)	36.7 (18.9–54.5)	29.0 (15.7–42.3)	36.0 (20.2–51.8)	**32.4 (19.7–45.1)**	**36.4 (22.9–49.9)**
Education††						
0–12 yrs (no diploma)	30.6 (27.9–33.3)	29.5 (26.9–32.1)	23.0 (20.7–25.3)	20.2 (18.0–22.4)	**26.7 (25.0–28.4)**	**24.8 (23.1–26.5)**
<8 yrs	22.3 (18.5–26.1)	20.4 (17.0–23.8)	12.3 (9.7–14.9)	10.0 (7.7–12.3)	**17.4 (15.1–19.7)**	**15.4 (13.2–17.6)**
9–11 yrs	40.1 (35.7–44.5)	36.9 (32.4–41.4)	31.4 (27.7–35.1)	30.0 (26.1–33.9)	**35.4 (32.5–38.3)**	**33.3 (30.4–36.2)**
12 yrs (no diploma)	27.9 (21.5–34.3)	33.1 (25.2–41.4)	23.3 (17.5–29.1)	14.8 (10.3–19.3)	**25.6 (21.2–30.0)**	**22.7 (18.1–27.3)**
High school diploma	27.6 (25.3–29.9)	27.4 (24.9–29.9)	20.4 (18.7–22.1)	20.4 (18.3–22.5)	**23.8 (22.3–25.3)**	**23.7 (22.0–25.4)**
GED§§ diploma	51.3 (43.4–59.2)	49.6 (42.0–57.2)	40.2 (33.2–47.2)	38.9 (31.8–46.0)	**46.0 (40.5–51.5)**	**44.0 (39.0–49.0)**
Associate degree	25.4 (22.1–28.7)	21.2 (18.1–24.3)	17.8 (15.2–20.4)	18.9 (16.4–21.4)	**21.2 (19.1–23.3)**	**19.9 (17.8–22.0)**
Some college (includes associate degree)	26.1 (24.2–28.0)	22.5 (20.2–24.8)	20.0 (18.3–21.7)	19.5 (18.0–21.0)	**22.7 (21.4–24.0)**	**20.9 (19.5–22.3)**
Undergraduate degree	10.8 (9.0–12.6)	13.4 (10.7–16.1)	8.4 (7.0–9.8)	9.4 (8.0–10.8)	**9.6 (8.5–10.7)**	**11.4 (9.9–12.9)**
Graduate degree	7.3 (5.4–9.2)	6.4 (4.7–8.1)	5.8 (4.1–7.5)	6.0 (4.5–7.5)	**6.6 (5.3–7.9)**	**6.2 (5.1–7.3)**
Age group (yrs)						
18–24	28.5 (24.7–32.3)	25.4 (22.1–28.7)	19.3 (16.7–21.9)	19.1 (16.2–22.0)	**23.9 (21.7–26.1)**	**22.2 (19.9–24.5)**
25–44	26.0 (24.3–27.7)	26.0 (24.1–27.9)	21.0 (19.7–22.3)	19.6 (18.1–21.1)	**23.5 (22.4–24.6)**	**22.8 (21.5–24.1)**
45–64	24.5 (22.7–26.3)	22.6 (20.8–24.4)	19.3 (17.9–20.7)	19.5 (18.0–21.0)	**21.8 (20.6–23.0)**	**21.0 (19.7–22.3)**
≥65	12.6 (10.6–14.6)	9.3 (7.8–10.8)	8.3 (7.0–9.6)	7.6 (6.3–8.9)	**10.2 (9.2–11.2)**	**8.3 (7.3–9.3)**
Poverty status¶¶						
At or above federal poverty level	22.9 (21.6–24.2)	22.8 (21.4–24.2)	17.8 (16.8–18.8)	17.8 (16.6–19.0)	**20.4 (19.6–21.2)**	**20.3 (19.3–21.3)**
Below federal poverty level	34.0 (30.0–38.0)	32.4 (28.3–36.5)	28.0 (25.2–30.8)	26.3 (23.3–29.3)	**30.6 (28.0–33.2)**	**28.8 (26.2–31.4)**
Unknown	23.3 (21.0–25.6)	17.6 (15.1–20.1)	14.2 (12.6–15.8)	13.4 (11.2–15.6)	**18.3 (16.9–19.7)**	**15.2 (13.6–16.8)**
Total	**23.9 (22.8–25.0)**	**22.3 (21.1–23.5)**	**18.0 (17.2–18.8)**	**17.4 (16.5–18.3)**	**20.8 (20.1–21.5)**	**19.8 (19.0–20.6)**

* Persons who reported smoking at least 100 cigarettes during their lifetimes and who, at the time of interview, reported smoking every day or some days. 2006 estimates exclude 315 respondents whose smoking status was unknown, and 2007 estimates exclude 403 respondents whose smoking status was unknown.
† Confidence interval.
§ 2006 estimates exclude 266 respondents of unknown race or multiple races, and 2007 estimates exclude 317 respondents of unknown race or multiple races.
¶ Does not include Native Hawaiians or Other Pacific Islanders.
** Wide variances reflect small sample sizes.
†† Among persons aged >25 years. 2006 estimates exclude 305 persons whose education level was unknown, and 2007 estimates exclude 1,770 persons whose education level was unknown.
§§ General Educational Development.
¶¶ 2006 estimates are based on family income reported by respondents and 2005 poverty thresholds (published by the U.S. Census Bureau), and 2007 estimates are based on family income reported by respondents and 2006 poverty thresholds.

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Figur e

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FIGURE. Estimated percentage of adult current everyday smokers* who quit for >1 day† during the preceding year, by age group — National Health Interview Survey, United States, 1993–2007

80
60
40
20
0
Percentage
18–24 yrs
45–64 yrs
Overall
25–44 yrs
≥65 yrs
1993 1994 1995 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Year

* Persons who reported smoking at least 100 cigarettes during their lifetimes and who, at the time of the interview, reported smoking every day.
† Persons who reported that, during the preceding 12 months, they had stopped smoking for >1 day because they were trying to quit smoking.

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ORIGINAL ARTICLE

Eric L. Grogan, MD, MPH,†‡ Jodi J. Weinstein, MD,* Stephen A. Deppen, MA, MS,* Joe B. Putnam, Jr., MD,*† Jonathan C. Nesbitt, MD,*† Eric S. Lambright, MD,*† Ronald C. Walker, MD,§|| Robert S. Dittus, MD, MPH,‡ and Pierre P. Massion, MD¶#*

Introduction: Pulmonary nodules often require operative resection to obtain a diagnosis. However, 10 to 30% of operations result in a benign diagnosis. Our purpose was to determine whether negative thoracic operations are futile by describing the pathological diagnoses; determining new diagnoses and treatment changes initiated based on operative findings; and assessing morbidity, mortality, and cost of the procedure.

Methods: At our academic medical center, 278 thoracic operations were performed for known or suspected cancer between January 1, 2005, and April 1, 2009. We collected and summarized data pertaining to preoperative patient and nodule characteristics, pathologic diagnosis, postoperative treatment changes resulting from surgical resection, perioperative morbidity and mortality, and hospital charges for patients with benign pathology.

Results: Twenty-three percent (65/278) of patients who underwent surgical resection for a suspicious nodule had benign pathology. We report granulomatous disease in 57%, benign tumors in 15%, fibrosis in 12%, and autoimmune and vascular diseases in 9%. Definitive diagnosis or treatment changes occurred in 85% of cases. Surgical intervention led to a new diagnosis in 69%, treatment course changes in 68% of benign cases, medication changes in 38%, new consultation in 31%, definitive treatment in 9%, and underlying disease management in 34%. There was no intraoperative, in-hospital, or 30-day mortality. Postoperative in-hospital events occurred in seven patients. The mean total cost was $25,515 with a mean cost per day of $7618.

Conclusions: Patients with a benign diagnosis after surgical resection for a pulmonary nodule received a new diagnosis or had a treatment course change in 85% of the cases.

Key Words: Pulmonary nodule, Benign nodule, Lung cancer, Biopsy (lung), Thoracic surgery, Clinical decision making.

(*J Thorac Oncol.* 2011;6: 1720–1725)

*Department of Thoracic Surgery, Vanderbilt-Ingram Cancer Center; †Department of Surgery, Veterans Affairs Medical Center; ‡Department of Medicine, Vanderbilt Institute for Medicine and Public Health; §Department of Radiology, Vanderbilt University Medical Center; ||Department of Radiology, Veterans Affairs Medical Center; ¶Division of Allergy, Pulmonary, and Critical Care Medicine, Department of Medicine, Vanderbilt University Medical Center; and #Department of Pulmonary and Critical Care Medicine, Veterans Affairs Medical Center, Nashville, Tennessee.

Disclosure: The authors declare no conflicts of interest.

Address for correspondence: Eric Grogan, MD, MPH, Department of Thoracic Surgery, Vanderbilt University Medical Center, 609 Oxford House, 1313 21st Avenue South, Nashville, TN 37232. E-mail: eric.grogan@vanderbilt.edu

The first two authors contributed equally to the study.

Copyright © 2011 by the International Association for the Study of Lung Cancer

ISSN: 1556-0864/11/0610-1720

Lung cancer remains the most common cause of cancer-related death worldwide.[1] Computed tomography (CT) has recently been shown to reduce lung cancer mortality,[2] but radiographic screening reveals pulmonary nodules in 8 to 51% of patients, with malignancy in 1 to 12% of patients.[3,4] In clinical practice, 31 to 82% of nodules are malignant; thus, most patients require additional diagnostic tests.[4] Despite advances in clinical assessment and imaging, tissue diagnosis requiring thoracoscopy or thoracotomy is often necessary and remains the gold standard.[5] At the time of surgical resection, if malignancy is revealed on frozen sections, then definitive anatomic resection with staging is usually performed. No additional surgery is usually required for those with benign disease. Therefore, in cases demonstrating a high preoperative probability of malignancy, surgical resection provides opportunities for both diagnosis and definitive therapeutic intervention.

Recent reports have referred to invasive procedures that yield a benign diagnosis as "of limited or no clinical significance," "negative resection," "futile thoracotomy," "nontherapeutic resection," "overuse of an invasive procedure," or "unnecessary surgery."[5–8] Rates of benign disease have ranged in recent reports from 1 to 30% of surgical resection cases for suspected lung cancer, depending on patient population and preoperative evaluation protocol.[7,9] Thus, the invasive thoracic procedure has been perceived to cause unnecessary cost, societal burden, and morbidity and mortality risk to the patient, with no therapeutic benefit.[7,8,10–12] Most descriptive studies of patients who have undergone surgical resection of suspicious pulmonary nodules limit their analysis of benign cases to the diagnoses and costs of preoperative evaluation,[7,10,12–14] with no evaluation of whether this benign diagnosis affects subsequent patient management. We therefore hypothesized that surgical resection of these benign nodules presenting as suspicious nodules improves patient

1720 *Journal of Thoracic Oncology* • Volume 6, Number 10, October 2011

Copyright © 2011 by the International Association for the Study of Lung Cancer.

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NEW TECHNOLOGY

Uwe Eichfeld, MD, PhD, Arne Dietrich, MD, Rudolph Ott, MD, PhD, and Rainer Kloeppel, MD, PhD

Clinic for Abdominal, Transplant, Vascular and Thoracic Surgery and Department of Diagnostic Radiology, Leipzig University, Leipzig, Germany

NEW TECHNOLOGY

Purpose. **Peripheral pulmonary nodules are preferably removed by minimally invasive techniques, such as video-assisted thoracoscopic (VATS) surgery. These nodules should be marked preoperatively for better intraoperative detection and removal.**

Description. **Twenty-two cases with a single pulmonary nodule requiring surgical removal for histologic examination were included in a prospective study. Guided by computed tomography, nodules were marked preoperatively using a laser marker system and fixed with a spiral wire. The marked nodules were removed by VATS surgery immediately after the marking.**

Evaluation. **The marking wire was placed in all 22 patients without any complications. The marked nodule was completely removed by VATS surgery in 19 patients. Conversion to thoracotomy was necessary in 3 patients, twice because of thoracoscopy-related problems and once because of a marking failure. The average times for the marking procedure and operation were 24 minutes and 32 minutes, respectively.**

Conclusions. **This new method of computed tomography-guided nodule marking with a spiral wire and subsequent VATS surgery is very efficient in terms of localization and stable fixation of subpleural pulmonary nodules.**

(Ann Thorac Surg 2005;79:313–7)
© 2005 by The Society of Thoracic Surgeons

Pulmonary nodules are defined as intraparenchymal lung masses smaller than 3 cm in size, not associated with atelectasis or adenopathy. Frequently, these nodules are detected incidentally when patients are examined for another medical reason. More sensitive methods such as thin-slice helical computed tomography (CT) make smaller nodules visible. Hoffmann and colleagues [1] stated that approximately 50% of all of these nodules are linked to malignancy. Therefore, an urgent invasive clarification of the pathology of these nodules is strongly recommended owing to that high rate. The method of choice for clarification should be minimally invasive procedures such as transthoracic and transbronchial biopsy, depending on the size and location of the nodule. These interventional procedures have a low complication rate. However, a higher diagnostic value can be obtained by surgical removal of the entire nodule with subsequent histologic examination.

In thoracic surgery of peripheral pulmonary lesions video-assisted thoracoscopic (VATS) surgery has gained widespread acceptance, because it provides increased comfort for the patient and lowers morbidity compared with standard thoracotomy. However, the disadvantage of minimally invasive procedures is the difficulty in detecting subpleural nodules, which are frequently neither visible nor palpable. Different techniques were established to detect such subpleural nodules. Partrick and associates [2] and Neuwirth and colleagues [3] described the use of methylene blue to mark nodules.

Nomori and colleagues [4] used Lipiodol, and radionuclides were used by Chella and colleagues [5] and Boni and colleagues [6]. Gruppioni and associates [7] utilized intraoperative ultrasound scans, and Lizza and colleagues [8] used fluoroscopy after coil labeling. Paci and colleagues [9] and Poretti and colleagues [10] favored percutaneous needles or a hook wire. All of these CT-guided techniques have certain advantages and disadvantages. Most authorities favor CT-guided marking irrespective of the marking agent. The main disadvantage of simple wire marking is the risk of dislocation when the lung collapses during surgery.

In this study, we present our first clinical results and experience using a spiral wire to mark subpleural pul-

Accepted for publication Oct 20, 2003.

Address reprint requests to Dr Eichfeld, Universität Leipzig, Chirurg Klinik II, Liebigstr 20a, 04103 Leipzig, Germany; e-mail: eichu@medizin.uni-leipzig.de.

© 2005 by The Society of Thoracic Surgeons
Published by Elsevier Inc

0003-4975/05/$30.00
doi:10.1016/j.athoracsur.2003.10.122

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991

LUNG CANCER

Trond-Eirik Strand, Hans Rostad, Ronald A M Damhuis, Jarle Norstein

Thorax 2007;**62**:991–997. doi: 10.1136/thx.2007.079145

See end of article for authors' affiliations

Correspondence to: Dr Trond-Eirik Strand, Cancer Registry of Norway, Department of Clinical and Registry-based Research, 0310 Oslo, Norway; trond-eirik.strand@kreftregisteret.no

Received 9 February 2007
Accepted 10 May 2007
Published Online First 15 June 2007

Background: There is considerable variability in reported postoperative mortality and risk factors for mortality after surgery for lung cancer. Population-based data provide unbiased estimates and may aid in treatment selection.
Methods: All patients diagnosed with lung cancer in Norway from 1993 to the end of 2005 were reported to the Cancer Registry of Norway (n = 26 665). A total of 4395 patients underwent surgical resection and were included in the analysis. Data on demographics, tumour characteristics and treatment were registered. A subset of 1844 patients was scored according to the Charlson co-morbidity index. Potential factors influencing 30-day mortality were analysed by logistic regression.
Results: The overall postoperative mortality rate was 4.4% within 30 days with a declining trend in the period. Male sex (OR 1.76), older age (OR 3.38 for age band 70–79 years), right-sided tumours (OR 1.73) and extensive procedures (OR 4.54 for pneumonectomy) were identified as risk factors for postoperative mortality in multivariate analysis. Postoperative mortality at high-volume hospitals (⩾20 procedures/year) was lower (OR 0.76, p = 0.076). Adjusted ORs for postoperative mortality at individual hospitals ranged from 0.32 to 2.28. The Charlson co-morbidity index was identified as an independent risk factor for postoperative mortality (p = 0.017). A prediction model for postoperative mortality is presented.
Conclusions: Even though improvements in postoperative mortality have been observed in recent years, these findings indicate a further potential to optimise the surgical treatment of lung cancer. Hospital treatment results varied but a significant volume effect was not observed. Prognostic models may identify patients requiring intensive postoperative care.

Lung cancer takes more lives than any other cancer in the USA, European Union and Norway.[1 3] Surgery is the mainstay of curative therapy and results in 5-year relative survival rates up to 72% for the most favourable tumour stages.[4] An active approach to referral for surgery of patients with lung cancer should therefore be advocated.

Unfortunately, lung cancer often requires extensive resection to ensure that the tumour and possibly involved lymph nodes are completely removed. As a consequence, surgical treatment may be associated with high complication rates, morbidity and mortality, especially in elderly patients with severe co-morbidities, as reflected by the lower resection rates for this group.[5 6]

The Charlson co-morbidity index (CCI) represents a simple and robust classification of co-morbidity.[5 7] Although the CCI is regarded as a reliable predictor of risk for complications and short-term and long-term survival, it has not been specifically validated for postoperative mortality.[5 8 10] Substantial variation in postoperative mortality has been reported by other countries and institutions, but direct comparison is hampered by differences in definitions and selection criteria. For major resections, operative mortality in excess of 10% have been reported in other studies, although recent data suggest improvement.[11 13] Case series from large clinics tend to show lower mortality than population-based studies.[13 14] This could be explained by the superior performance of specialised institutions but might also be caused by selection bias.[15]

We previously reported the specific causes of death in a subset of the present patient population.[16] The aim of the present study is to perform a formal statistical assessment of risk factors for 30-day postoperative mortality in an unselected population-based series to aid clinicians in the preoperative evaluation and postoperative care of patients with lung cancer.

METHODS

Since 1953, all newly diagnosed cases of cancer have been required by Norwegian law to be reported to the Cancer Registry of Norway. A total of 26 665 patients were diagnosed with lung cancer in the period 1993–2005. Reports are received from four sources: clinical and pathology reports, the Cause of Death Registry of Statistics Norway and, since 1998, from electronic discharge summaries with diagnosis and procedures for all hospital stays in Norway.

Surgical treatment, defined as any resection of lung tissue with the primary tumour (excluding bronchial resection only), was performed in 4395 patients. Reports were reviewed for all these patients. Additional information about co-morbidity was collected from patient records in those diagnosed between the years 1993–8. Matching of data was performed using the unique identity numbers given to every citizen at birth or immigration. When a patient underwent a surgical procedure for a second metachronous lung cancer, only the first was included. All cases were evaluated and re-classified at the Cancer Registry Office according to the pathology tumour-node-metastasis (pTNM) classification by an experienced thoracic surgeon (HR).[17]

In contrast to former publications regarding this population, information from two hospitals was combined because they were both organised under one institution with the same surgeons operating in both places.[4 16] Another two hospitals were officially merged in 2004 into one hospital but the location was still geographically different and therefore they were treated as separate units in this series. Surgery for lung cancer was then initially performed in 26 different hospitals. Owing to

Abbreviation: CCI, Charlson co-morbidity index

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3/13/12 Print Version: University of Pennsylvania Health System in Pursuit of Lung Cancer Vaccine

Penn Medicine News

August 2, 2006

CONTACT: Bridget Donaghue
(215) 349-8368
bridget.donaghue@uphs.upenn.edu

Penn Medicine
University of Pennsylvania School of Medicine
University of Pennsylvania Health System

University of Pennsylvania Health System in Pursuit of Lung Cancer Vaccine

(Philadelphia, PA) - Researchers at the **University of Pennsylvania** have initiated a clinical trial directed at developing a better treatment for lung cancer. For patients who undergo surgery for their lung cancer, the treatment involves taking the tumor that was removed and processing it to make a vaccine. The lung cancer vaccine, developed by AVAX Technologies, is based on vaccine technology that has been shown promising results in patients with metastatic (stage III and IV) melanoma with no serious side effects observed to date. The goal of this vaccine is to decrease the high recurrence rate that can be seen after surgery for lung cancer.

Lung cancer is the number one cancer killer for both men and women, exceeding the combined mortalities for breast cancer, colon cancer, prostate cancer, and pancreatic cancer. Even patients fortunate enough to have their cancer detected at the earliest stages (I and II) of lung cancer where surgical resection may be an option, there are high recurrence rates. With surgery alone, the recurrence rate can be as high as 20 -40% for stage I disease, the earliest stage. For stage II lung cancer, the recurrence rate is usually in the 40-60% range. The prognosis is significantly worse for the more advanced stages, those less amenable to surgical resection. Recurrence outside the lung is the most common and lethal form of relapse.

In an effort to decrease this recurrence rate, administration of postoperative chemotherapy has been studied. For the very earliest form stage I cancer the toxicity of chemotherapy is often thought to outweigh the benefits, and recently data emerged that chemotherapy is less effective than originally believed for the more advanced form of stage I lung cancer. Despite many advances in surgical technique and postoperative care, there remains a pressing need for better systemic treatments for lung cancer patients.

The recurrence of cancers at distant sites is a reflection of the cancer's ability to evade the arm of the patient's immune system that is normally responsible to preventing cancer cells from being able to grow. **Joseph Friedberg, MD**, principal investigator on the study states, "The idea is to take the patient's own tumor cells, inactivate them and treat them with a chemical, called a hapten, which may make them more stimulatory to the immune system. Hopefully this will allow the immune system to identify and destroy the patient's own cancer cells that have escaped the lung, addressing the defect in the immune system that has allowed cancer to spread in the first place." The endpoint of this initial trial

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will include safety and a measure of immunological efficacy known as Delayed Type Hypersensitivity which will be assessed in response to the patient's own inactivated lung cancer cells. In previous melanoma trials, AVAX has shown that the development of a positive DTH response to a patient's own tumor cells increased the likelihood that the patient would have clinical benefit. These results have been published in prominent oncology journals. Participation in the vaccine trial does not preclude administration of conventional chemotherapy for patients who wish to also receive this type of systemic treatment after surgery.

Editor's Notes: Dr. Friedberg has no financial interest in AVAX Technologies, Inc.

Individuals that would like to learn more about how to participate in this study can call the Research Coordinator, Jennifer Beecham, at (215) 662-9647.

###

***PENN Medicine** is a $2.9 billion enterprise dedicated to the related missions of medical education, biomedical research, and high-quality patient care. PENN Medicine consists of the University of Pennsylvania School of Medicine (founded in 1765 as the nation's first medical school) and the University of Pennsylvania Health System.*

Penn's School of Medicine is ranked #2 in the nation for receipt of NIH research funds; and ranked #3 in the nation in U.S.News & World Report's most recent ranking of top research-oriented medical schools. Supporting 1,400 fulltime faculty and 700 students, the School of Medicine is recognized worldwide for its superior education and training of the next generation of physician-scientists and leaders of academic medicine.

The University of Pennsylvania Health System includes three hospitals, all of which have received numerous national patient-care honors [Hospital of theUniversity of Pennsylvania; Pennsylvania Hospital, the nation's first hospital; and Penn Presbyterian Medical Center]; a faculty practice plan; a primary-care provider network; two multispecialty satellite facilities; and home care and hospice.

This release is available online at
http://www.uphs.upenn.edu/news/News_Releases/aug06/lungvacc.htm

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CURRENT CONCEPTS

A Head CT, 340 mAs
Estimated Organ Dose (mGy)
Brain
Bone
Bone marrow
Thyroid
Age at Time of CT Study (yr)
B Abdominal CT, 240 mAs
Estimated Organ Dose (mGy)
Stomach
Liver
Ovaries
Colon
Bone marrow
Age at Time of CT Study (yr)
C Head CT, 340 mAs
Estimated Lifetime Attributable Risk of Death from Cancer (%)
Total
Brain
Leukemia
Age at Time of CT Study (yr)
D Abdominal CT, 240 mAs
Estimated Lifetime Attributable Risk of Death from Cancer (%)
Total
Digestive
Other
Leukemia
Age at Time of CT Study (yr)

Figure 3. Estimated Organ Doses and Lifetime Cancer Risks from Typical Single CT Scans of the Head and the Abdomen.

Panels A and B show estimated typical radiation doses for selected organs from a single typical CT scan of the head or the abdomen. As expected, the brain receives the largest dose during CT of the head and the digestive organs receive the largest dose during CT of the abdomen. These doses depend on a variety of factors, including the number of scans (data shown are for a single scan) and the milliamp-seconds (mAs) setting. The data shown here refer to the median mAs settings reported in the 2000 NEXT survey of CT use.[1] For a given mAs setting, pediatric doses are much larger than adult doses, because a child's thinner torso provides less shielding of organs from the radiation exposure. The mAs setting can be reduced for children (but is often not reduced[5,19]); a reduction in the mAs setting proportionately reduces the dose and the risk. The methods used to obtain these dose estimates have been described elsewhere,[20] but software that estimates organ doses for specific ages and CT settings is now generally available.[21] Panels C and D show the corresponding estimated lifetime percent risk of death from cancer that is attributable to the radiation from a single CT scan; the risks (both for selected individual organs and overall) have been averaged for male and female patients. The methods used to obtain these risk estimates have been described elsewhere.[20] The risks are highly dependent on age because both the doses (Panels A and B) and the risks per unit dose are age-dependent. Even though doses are higher for head scans, the risks are higher for abdominal scans because the digestive organs are more sensitive than the brain to radiation-induced cancer.

cancer, and the corresponding CT-related risks can thus be directly assessed from epidemiologic data, without the need to extrapolate measured risks to lower doses.[33]

The estimated lifetime risk of death from cancer that is attributable to a single "generic" CT scan of the head or abdomen (Fig. 3C and 3D) is calculated by summing the estimated organ-specific cancer risks. These risk estimates are based on the organ doses shown in Figure 3A and 3B, which were derived for average CT machine settings.[1]

Although the individual risk estimates shown in Figure 3 are small, the concern about the risks from CT is related to the rapid increase in its use — small individual risks applied to an increasingly large population may create a public health issue some years in the future. On the basis of such risk estimates and data on CT use from 1991 through 1996, it has been estimated that about

N ENGL J MED 357;22 WWW.NEJM.ORG NOVEMBER 29, 2007 2281

The New England Journal of Medicine
Downloaded from nejm.org on March 13, 2012. For personal use only. No other uses without permission.
Copyright © 2007 Massachusetts Medical Society. All rights reserved.

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Contains Nonbinding Recommendations

II. Purpose

The purpose of this document is to assist agency staff and the device industry in understanding how various FDA and industry actions that may be taken on 510(k)s should affect the review clock for purposes of meeting the MDUFMA performance goals.

III. 510(k) Performance Goals

For 510(k) submissions, the performance goals contain both cycle (i.e., "first action" and "second and later action") goals and decision goals. A "cycle" (or review cycle) is the period of time (in FDA days[2]) beginning with the date FDA receives the 510(k)[3] and ending with the date FDA issues a letter requesting additional information or announcing a "decision" (e.g., substantially equivalent (SE) or not substantially equivalent (NSE) determination). More than one cycle may occur before FDA issues its decision on the 510(k) submission.

The table below summarizes the 510(k) performance goals under MDUFMA. FDA has committed to meeting the following action and decision goals for a specified percentage of submissions, depending on the fiscal year:

- an FDA decision (i.e., issuance of a SE or NSE determination letter) will issue within 90 days (cumulative FDA review time)
- first action additional information (AI) letters will issue within 75 days
- subsequent action additional information letters will issue within 60 days.

Table 1. 510(k) Performance Goals

Action	Review Time (FDA days)	Performance Level (by FY) (— indicates no quantitative goal)				
		2003	2004	2005	2006	2007
FDA decision	90	—	—	75%	75%	80%[A]
First AI letter	75	—	—	70%	80%	90%

[2] The term "FDA days" refers to the amount of time a submission is under review by FDA and does not include the time when the clock has been stopped.
[3] The recorded receipt date of a 510(k) submission is the date the submission is received by FDA or the date US Bank notifies FDA that payment of all fees due has been received, whichever is later. For additional information, see http://www.fda.gov/cdrh/devadvice/314a.html

2

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Contains Nonbinding Recommendations

Draft - Not for Implementation

Attachment 2

510(k) Followed by *De Novo* Petition Pathway

Submission of 510(k)
FDA Review time per Established Performance Goals (90 FDA days typical + Sponsor Time)
FDA Review
Request AI, AI Received
Information sufficient to complete review?
No
Yes
Substantially Equivalent?
Yes
No
Issue NSE
510(k) cleared
Within 30 days
Submit De Novo Petition
≤ 60 days/ review cycle
FDA Review
Request AI, AI Received
No
Information sufficient to complete review?
Yes
Requirements for Class I or II met?
No
Premarket Approval (PMA) or Product Development Protocol (PDP) Required
Yes
Grant Petition, Device may be legally marketed

13

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ORIGINAL ARTICLE

Transcutaneous Computed Bioconductance Measurement in Lung Cancer

Rex C. Yung, MD, Ming Ying Zeng, MD,* Gregory J. Stoddard, MS,† Michael Garff, BS,‡ and Karleen Callahan, PhD‡*

Abstract: Lung cancer is the number one cause of cancer deaths in North America and is rapidly increasing worldwide. Although there are advances being made in the multidisciplinary management and combined-modality therapies of lung cancers, most cases are still diagnosed in later noncurable stages. Early detection has hinged on clinical risk assessment and on the future possibility of screening by low-dose computed tomography of the chest; however, this will only vastly increase the number of indeterminate pulmonary lesions (IPLs) being detected. Given that the majority of radiographically detected lung lesions are benign, and tissue confirmation by various invasive biopsy tests has increased risks and costs, a noninvasive adjunctive test that can stratify likelihood of an indeterminate lung lesion as malignant or benign will be a useful treatment-enabling technology to speed up diagnosis and treatment of lung cancers at a more curable stage and defer unnecessary invasive procedures that have potential for harm. Measurement of transcutaneous bioconductance using the differential conductivity properties of cancerous versus benign tissue has been previously demonstrated on nonlung lesions. Thus, it has the potential of being a noninvasive, simple-to-perform and repeatable test that may be valuable in assessing lung lesions. In this prospective study of subjects with known thoracic malignancies, computed bioconductance measurements discriminated between malignant lesions (29 primary lung cancers) from benign pathology (12) across a range of IPL sizes (0.8 cm and greater) with a sensitivity of 89.7% (positive predictive value 96.3%) and specificity of 91.7% (negative predictive value 78.5%). The technology seems to be effective across a range of tumor thoracic locations, cell types, and stages. Additional cohorts of subjects will be used to validate testing and for refinement of the current algorithm, which at present has a test performance with a receiver operating characteristic of 90.7%. Noninvasive transcutaneous computed bioconductance measurement can become a standard risk assessment and therapy-enabling tool in the evaluation of IPLs.

Key Words: American Thoracic Society, Computed bioconductance, Computed axial tomography, Noncalcified nodules, Indeterminate pulmonary lesion, Receiver operating characteristic.

(*J Thorac Oncol.* 2012;7: 681–689)

Lung cancer is the most frequent cause of cancer deaths worldwide, which are greater in number than those caused by colorectal, prostate, and breast cancer combined.[1] In 2011 approximately 226,169 new cases of lung and bronchus cancer(totaling about 14% of new cancer diagnoses and 160,340 deaths or about 28% of all cancer deaths) are expected in the United States. [2] There are also more than 1.3 million lung cancer deaths annually worldwide.[3] Lung cancer is a disease for which there are currently no universally accepted screening methods, hence lung cancer cases are more often diagnosed clinically late in their course. Patients have a median survival of 6 to 12 months from the time of their diagnosis as more than half die within the first year of diagnosis.[1,2] The longer-term prognosis of patients diagnosed with lung cancer in the United States is also poor with a relative 5-year survival rate of only 15% with all stages combined.[2]

Spiral computed tomography (CT) is an important advance in imaging technology for a lung cancer workup as it is more sensitive than chest radiograph and is able to detect small, noncalcified nodules (NCNs).[4,5] The recently reported outcome from the National Lung Screening Trial in high-risk individuals found a 20.3% decrease in mortality, thus providing encouraging results for the possible value of low-dose helical CT in screening "high-risk" populations.[6] However, there are several impediments to the adoption of screening for lung cancer with low-dose CT. These include the risks associated with radiation exposure even with low-dose CT, and the

*Department of Pulmonary and Critical Care, Johns Hopkins University School of Medicine, Baltimore, Maryland; †Study Design and Biostatistics Center, Department of Internal Medicine, University of Utah School of Medicine, Salt Lake City, Utah; and ‡Clinical Affairs, Freshmedx, Salt Lake City, Utah.

Disclosure: Rex C. Yung, MD, is a member of FreshMedx's consultancy panel. The other authors declare no conflicts of interest.

Address for correspondence: Rex C. Yung, MD, 1830 East Monument Street, #538, Baltimore, MD 21205. E-mail: ryung@jhmi.edu

Copyright © 2012 by the International Association for the Study of Lung Cancer

ISSN: 1556-0864/12/0704-0681

Journal of Thoracic Oncology • Volume 7, Number 4, April 2012

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Yung et al. Journal of Thoracic Oncology • Volume 7, Number 4, April 2012

problem of a large percentage of false-positive findings leading to invasive workups of lesions that are ultimately found to be benign.[7–9] Consequently, adjunctive technologies that could risk stratify subjects with an indeterminate pulmonary lesion (IPL) into a high or a low likelihood of having a true lung cancer will be very valuable therapy-enabling tools.

Electrical impedance is by definition the ratio of the voltage difference to the current across a circuit or a body (Ohm's law), and conductance is the inverse of impedance (1/impedance). The dielectrical properties of human cells and tissue are well recognized and are essential for several diagnostic procedures currently in use such as the electrocardiograph and electroencephalogram. The bioelectrical properties of cancerous tissue have been characterized in scientific and medical literature and shown to vary significantly from those of normal, benign tissue.[10–24] There is no broad consensus regarding the exact mechanism of action of this differential property. The mechanism has been attributed to the high content of water and sodium within cancerous tissues, with the movement of potassium, magnesium, and calcium out of the cell.[10–14] Other possible contributors include not only this altered membrane permeability but also changes in membrane composition, the nucleus-to-cytoplasm ratio, and alterations in cellular composition and density.[12,13]

Tissue-specific bioconductance has been reported to be valuable in the detection of various cancers including skin, thyroid, liver, cervix, and breast cancers.[14–24] Breast cancer has probably been the most extensively studied with bioconductance technology.[20–24] Investigators studying patients with sonographically or mammographically suspicious lesions have found significant differences in electrical conductance between normal and abnormal breast tissues.[20] By considering electrical conductance results in addition to ultrasound and mammography, the sensitivity of cancer detection increased from 86 to 95%.[21] In contrast, there is limited information regarding changes in lung bioconductivity associated with lung cancer although a few reports have suggested a relationship.[25–27]

Based on the above background information regarding differences in tissue bioconductance between normal and cancerous tissues, a study was performed at another medical center under an Institutional Review Board-approved study in 36 subjects, 18 with diagnosed primary lung cancers, and 18 age- and sex-matched controls using the noninvasive transcutaneous computed bioconductance (CB) measurement platform (Freshmedx, Salt Lake City, UT) . This study found a different bioconductance pattern between cancer and control cases.[28] This provided the basis for further pattern-algorithm development.

The purpose of the current investigation is to examine whether transcutaneous CB measurement data can be used to further develop an algorithm that discriminates between benign and malignant pulmonary lesions found on spiral chest CT scans.

PATIENTS AND METHODS

Subjects

The present research was conducted at a single institution—Johns Hopkins School of Medicine—and subjects were enrolled under an Institutional Review Board-approved protocol. Potential subjects were informed of the study's purpose and procedures, and signed the informed consent. The study subjects were recruited from those considered at risk for lung cancer, based on a presentation that included at least one suspicious clinical symptom and/or suspicious radiological finding. Suspicious clinical symptoms included persistent cough, hoarseness, shortness of breath, hemoptysis, fatigue, unexplained weight loss, recurrent pneumonia or bronchitis, and chest pain. All enrolled subjects had a minimum of one recent chest CT (obtained within and up to 14 days before the study date) that had demonstrated at least one NCN or lung lesion suspicious for lung cancer. Other inclusion criteria were subjects aged 18 or above, and if women, of nonchildbearing potential. Subjects were either to have a biopsy for tissue diagnosis within 60 days after the CB measurement or to be followed by short-term repeat chest imaging where appropriate.

Exclusion criteria included presence of a pacemaker or other implanted electronic devices; patients with known malignancy within the past 5 years except for nonmelanoma skin cancer; uncontrolled systemic diseases such as hypertension, diabetes, severe heart disease and or/autoimmune disease; use of systemic corticosteroid medication; patients having an invasive procedure involving the thoracic cavity within 30 days before measurement; those having alcohol or drug abuse that may interfere with reliable follow-up; an anomalous anatomical or physical condition that would preclude accurate cutaneous CB measurement; unusually strenuous exercise and other activities within 24 hours before measurement that may affect tissue bioconductance; patients having radiation or chemotherapy treatment within 30 days before measurement; and those receiving current therapy for a documented or suspected chest infection.

As a number of patients presenting with suspicious pulmonary lesions and identified as at-risk for lung cancer will be present or former smokers, obstructive airways disease may become a confounding factor. To help ascertain whether differential lung function may independently affect CB measurements, all study subjects will have had recent pulmonary function testing including spirometry ordered for clinical purpose. Otherwise, enrolled subjects performed spirometry as a part of the study according to standardized American Thoracic Society criteria.

Fifty-five subjects were enrolled in the study with 41 evaluable, as described in the Results section. The determination for subject inclusion or exclusion was made before completing the final statistical analysis. Patients were recruited sequentially and randomly from those who were eligible and agreed to participate in the study.

Medical Device

Subjects had a CB test on a single occasion with the transcutaneous Bioconductance Scan Platform (BSP; Freshmedx) (Fig. 1). Freshmedx's CB Test (CB Test), cleared by the Johns Hopkins Hospital's institutional biomedical engineering staff, delivers a safe current of less than 25 mA to measure bioconductance between reference electrodes placed on the patient's back or hands and a CB probe placed sequentially at 31 bilateral points on the skin surface. The operator views a computer screen that guides placement of the probe at these predefined anatomical locations across the thorax and other skin sites. The BSP device is designed to reduce measurement variability through a probe algorithm that

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FIGURE 1. Freshmedx Bioconductance Scan Platform.

applies specified pressure to the measurement location that is independent of technician-applied force. In addition, the device software was designed with a quality check embedded in the system that checks the measurement and notifies the operator whether there is a degradation that could compromise accurate measurements. Measurements are obtained 25 times per second. Certain locations include diagnostic information whereas others provide control, baseline data that allow evaluation of technical performance but do not reflect disease state. The measurement session requires approximately 20 minutes per patient and is completed before any invasive diagnostic procedures. The operators (M.Y.Z., S.A.) did not participate in other aspects of the subject's clinical care. The acquired CB data were recorded onto a compact disk in a patient-anonymous manner, and mailed to a central data center for analysis.

Statistical Analysis

The purpose of this study and statistical analysis was to determine whether CB measurements could discriminate between malignant pulmonary lesions and benign pathology. In the sample size of $n = 41$ patients, 29 with malignant pulmonary lesions and 12 with benign pathology, it would be possible, by inspecting and taking advantage of chance patterns in the data, to derive an algorithm that combined the data in such a way that perfect discrimination could be achieved. Optimizing an algorithm, then, is intentionally avoided in this study. Instead, to establish feasibility, a completely prespecified approach was used rather than making decisions after examining the data.

The prespecified data analysis approach was programmed in Stata version 11 statistical software (StataCorp LP, College Station, TX), and validated using previously collected pilot data. The current study data were then passed through the program, without any interaction or decision by the biostatistician. This prespecified automated process included all steps of the analysis, including the validation step. Even though the biostatistician received data in an unblinded fashion, the automated data analysis approach provided protection against introducing statistician bias, which is similar to the protection that full blinding achieves.

The data consisted of CB measurements taken at 31 bilateral anatomical locations. CB measurements consist of various bioconductance data such as the maximum or minimum conductance value over a specified time period obtained at each anatomical location. These data coupled with the subject's final diagnosis were analyzed using weighted multivariable optimal data analysis (ODA).[29] The ODA approach selected cutoff points for CB measurements that were combined into a composite risk score that maximized discrimination accuracy. The composite risk score was calculated through a weighted binary approach that coded the best discriminating measurements based on their ODA cutoff points as 1 or 0 and then multiplied the binary codes by their respected weights that were derived in the ODA. That is, the composite risk score = ([1 if the first discriminating measurement is $\geq$ cutoff point, 0 otherwise] $\times$ [first weight] + [1 if the second discriminating measurement is $\geq$ cutoff point, 0 otherwise] $\times$ [second weight] + … + [1 if last discriminating measurement is $\geq$ cutoff point, 0 otherwise] $\times$ [last weight])/(sum of weights) $\times$ 100.

This composite score which ranged from 0 to 100 was then dichotomized into a binary diagnostic test with a cutoff point selected that maximized receiver operating characteristic (ROC) area. We refer to this as the CB test and report its test characteristics: area under the ROC curve, sensitivity, specificity, positive predictive value (PPV), and negative predictive value (NPV). Because the patient sample was a random sample, rather than a case-control or cohort sample, the estimates of these test characteristics are unbiased and do not need special adjustments for verification bias or selection bias.[30] The ROC area of a binary risk score is simply the average of sensitivity and specificity.[31]

With a sample size of 41 patients with measurements taken at 31 bilateral locations, the primary threat to the validity of the statistical analysis was overfitting, which occurs by having too many predictor variables for the given sample size, so that spurious or unreliable associations are detected in the data. Similarly, with many predictor variables, it is possible that some can seem to be discriminating simply from chance patterns in the data. Likewise, considering all possible cutoff points for each variable, again it is possible that chance patterns can arise. These three issues can all result in unreliable associations that may not hold up in future patients or data sets. The final critical step of the ODA approach, then, is the validation step, which corrects for overfitting and unreliable associations in the data. To validate the CB test, an internal bootstrap validation was performed.[32] The bootstrap-validated test characteristics are also reported in the next section.

RESULTS

Over 15 months, a total of 55 subjects were enrolled in the study and evaluated. Of these, 41 subjects (22 men and 19 women) aged 34 to 80 were considered evaluable whereas 14 were excluded in the final analysis. The reasons for the 14 exclusions were as follows: 4 subjects who had a diagnosed malignancy that was not a primary lung cancer (2 lymphomas, 1 pancreatic cancer, and 1 papillary cancer); 3 who were lost to follow-up without a definitive final diagnosis; 3 subjects where the lung biopsy was more than 60 days after the BSP measurement; 2 subjects who had recent illicit drug use (exclusion criteria); 1 subject who had a previous lobectomy (may have affected chest anatomy); and 1 who had a lung cancer within the previous 5 years. The performance of the

Copyright © 2012 by the International Association for the Study of Lung Cancer
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CB test was evaluated in 41 patients with the outcome of 29 malignant and 12 benign diagnoses.

The 12 patients with benign disease included three women and nine men, ranging in age from 34 to 77 years. The 29 patients with malignancy included 16 women and 13 men, ranging in age from 40 to 80 years. The benign group included 10 white and 2 black patients whereas the group with malignancies included 18 whites, 10 blacks, and 1 patient of Asian descent (Table 1).

The 12 benign cases had biopsy results for 9 patients that included 6 with benign or inflammatory respiratory epithelium, 1 with an epitheloid granuloma, 1 with granulomatous inflammation, and 1 with reactive respiratory epithelium and a fibrous scar. In three cases, the diagnosis of benignity resulted from follow-up CT scans that showed a decrease in lesion size in one patient at 2 months or a stable nodule in two patients at 12 months and 24 months on follow-up CTs. The lesion sizes in the benign group ranged from 0.4 to 3.9 cm with a median size of 2.2 cm. Most of the biopsies in the benign cases were performed with bronchoscopy. However, the patient with the fibrous scar had the largest benign lesion (3.9 cm) that was removed by a right upper lobectomy (Table 2).

The distribution of cell types from histology and the stage results for the 29 malignant cases are shown in Tables 3 and 4. There was one atypical carcinoid, two small-cell lung cancers, and 26 non–small-cell lung cancers. The lesions sizes for the 29 malignant cases ranged from 0.8 to 14.6 cm with a median size of 3.1 cm.

Spirometry was performed on all patients before the CB test; Table 5 shows the distribution within the benign and malignant cases. Normal was defined as forced expiratory volume in 1 second/forced vital capacity >70%. Overall, the patients with malignant disease exhibited more airflow obstruction with 10 of 28 (1 subject's results were erroneous) or 35.7% having moderate to severely reduced spirometric values.

All enrolled patients completed the CB testing without any observed or reported adverse events. The patients were also verbally administered a short questionnaire at the end of the testing session that asked the following four questions: (1) Did the device measurement cause any discomfort and if so, describe; (2) Did the testing time seem reasonable? (3) Would you agree to undergo measurement again? and (4) Do you have any suggestions for improvement? One patient responded a "little pressure" to the first question, and all responded that the testing time was acceptable. One patient responded "maybe" to undergoing repeat measurement and two subjects responded "no." Of the two "no" responses, one provided no reason and another cited

TABLE 1. Patient Demographics

Category	All	Benign (12)	Malignant (29)	Excluded (14)
Age (yr)				
Average	64	61	65	66
Range	34–84	34–77	40–80	48–84
Sex				
Female	26 (47%)	3 (25%)	16 (55%)	7 (50%)
Male	29 (53%)	9 (75%)	13 (45%)	7 (50%)
Race				
White	38 (69%)	10 (83%)	18 (62%)	10 (71%)
Black	15 (27%)	2 (17%)	10 (34%)	3 (21%)
Asian	2 (4%)	0 (0%)	1 (3%)	1 (7%)

TABLE 2. Lesion Distribution and Location

Category	All (%)	Benign (12) (%)	Malignant (29) (%)	Excluded (14) (%)
Size				
T1 (≤3 cm)	31 (56)	9 (75)	14 (48)	8 (57)
T2 (>3 cm ≤7 cm)	19 (35)	2 (17)	11 (38)	6 (43)
T3 (>7 cm)	4 (7)	0 (0)	4 (14)	0 (0)
Location				
Right upper lobe	20 (36)	5 (42)	10 (34)	5 (36)
Right middle lobe	5 (9)	1 (8)	3 (10)	1 (7)
Right lower lobe	10 (18)	1 (8)	6 (21)	3 (21)
Left upper lobe	9 (16)	1 (8)	5 (17)	3 (21)
Left lower lobe	11 (20)	4 (33)	5 (17)	2 (14)
Subjects with multiple lung lesions	8 (15)	1 (8)	5 (17)	2 (14)

TABLE 3. Histology Distribution in Malignant Group

Histology	Malignant (29) (%)
Atypical carcinoid	1 (3)
Minimally invasive or with predominantly lepidic features	3 (10)
Squamous cell	6 (21)
Adenocarcinoma	9 (31)
Metastatic adenocarcinoma	8 (27)
Small-cell carcinoma	2 (7)

TABLE 4. Stage Distribution in Malignant Group

Stage	Malignant (29) (%)
IA	7 (24)
IB	4 (14)
IIB	1 (3)
IIIA	3 (10)
III	3 (10)
IV	11 (38)

TABLE 5. Pulmonary Function Results

Spirometry Results	Benign (12) (%)	Malignant (29) (%)
Normal	9 (75)	12 (41)
Mildly reduced	2 (17)	6 (21)
Moderately reduced	0	4 (14)
Severely reduced	1 (8)	6 (21)

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Journal of Thoracic Oncology • Volume 7, Number 4, April 2012 Transcutaneous CB Measurement in Lung Cancer

100
75
50
25
0
Composite Score
Cutoff Point

FIGURE 2. Patient computerized bioconductance test results.

A
R
L
P

FIGURE 3. Computed tomography of a patient with a small lesion that pathology showed to be a moderately differentiated (G2) squamous cell carcinoma with a stage of T1N0Mx.

excessive travel from home to clinic. No suggestions for improvement were made.

Using the weighted multivariable ODA approach for analyzing the CB test data resulted in the scatter plot (illustrated in Fig. 2) for the 41 patients. As shown here, 11 of the 12 patients with benign lesions had composite risk scores that fell below the cutoff point. For the malignant cases, 26 of the 29 had composite risk scores above the cutoff point with 3 falling below it.

Thus, for the 12 benign cases, the CB data resulted in 1 false positive and 11 true negatives for a specificity of 91.7% and an NPV of 78.5%. After bootstrap validation, the specificity was 83.3%, 95% confidence interval (CI) (52.8–96.4%) and the NPV was 70.4%, 95% CI (41.2–88.9%). In the false-positive case, the patient underwent a lobectomy with a final diagnosis of a nonnecrotic granuloma.

For the 29 malignant cases, there were 26 true positives and 3 false negatives for a sensitivity of 89.7% and a PPV of 96.3%. After bootstrap validation, the sensitivity was 83.1%, 95% CI (65.5–93.3%) and the PPV was 92.9%, 95% CI (75.7–98.7%). In the three false-negatives cases, one was in the patient with atypical carcinoid cancer, whereas histologies from the other two malignant cases showed invasive squamous cell cancer with focal basaloid features for one and poorly differentiated adenocarcinoma for the other.

Further analysis evaluated BSP performance based on lesion size, which ranged from 0.4 to 14.6 cm based on the CT. The three cases with false-negative results had lesion sizes of 2.0, 4.0, and 7.5 cm, whereas the one false-positive case had a 2.2-cm mass that was resected by lobectomy. Among the cases correctly identified as malignant, there were two subjects with small masses of 0.8 cm each (Figs. 3 and 4), whereas the largest lesion with a benign diagnosis proven by lobectomy was 3.9 cm. The ROC area for the continuous composite risk score is illustrated in Figure 5, showing an ROC area of 94.5%. After dichotomizing the risk score, the binary CB test had an ROC of 90.7%. After bootstrap validation, the binary test ROC was 83.2%, 95% CI (71.0–95.3%). The lower bound of 71.0% of this bootstrap -validated 95% CI is well above 50%, thus demonstrating a statistically significant result (the null hypothesis value for a diagnostic test is ROC of 50%, where 50% indicates no discriminatory ability of the test).

A positive spiral CT showing an IPL was a key enrollment criterion for all subjects; Figures 3 and 4 show the images from two malignant cases.

DISCUSSION

The current study of a prospective automated evaluation of patients being assessed for possible lung cancer, using the present CB measurement system (Freshmedx BSP), has demonstrated distinct patterns of transcutaneous bioconductance measurements that can distinguish between individuals with primary lung cancers and those with a benign process. The study was "blinded" in that the CB measurements were taken before obtaining knowledge of whether the patient had benign or malignant lesions, and effectively blinded for the data analysis by using a fully prespecified and preprogrammed analysis that did not permit analysis decisions based on the data or malignancy status.

The need for noninvasive adjunctive techniques to risk stratify indeterminate pulmonary nodules for further evaluation is driven by several well-established facts: that lung cancer is the leading cause of cancer mortality in the United States and worldwide, and that it most commonly presents as radiographic abnormalities of the chest with or without clinical symptoms. Abnormalities in chest imaging, especially seen on CT scans of ever-improving resolution, are common findings.[4] Such findings, especially as NCNs, are most frequently benign in nature. However, with the present poor survival in incident lung cancer cases, and the worsened prognosis of larger cancers and higher-staged disease, watchful waiting is not always an option.[33] Although CT-guided needle biopsies, video-assisted or open surgical biopsies offer a higher diagnostic yield, they are much costlier in financial terms and in possible procedure-related morbidities.

Copyright © 2012 by the International Association for the Study of Lung Cancer 685